china biopharma

2006

Annual Report

CHINA BIOPHARMA, INC.

(CBPC.OB)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-KSB

(Mark One)
☒ **ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended: December 31, 2006

☐ **TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from: __________ to __________

Commission File No.: 000-50005

CHINA BIOPHARMA, INC.
(Name of Small Business Issuer in Its Charter)

DELAWARE	04-3703334
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
31 Airpark Road, Princeton, NJ	08540
(Address of Principal Executive Offices)	(Zip Code)

(609) 651-8588
(Issuer's Telephone Number)

SECURITIES REGISTERED UNDER SECTION 12(b) OF THE EXCHANGE ACT:

Title of Each Class	Name of Each Exchange on Which Registered
NOT APPLICABLE	NOT APPLICABLE

SECURITIES REGISTERED UNDER SECTION 12(g) OF THE EXCHANGE ACT: COMMON STOCK, PAR VALUE $0.0001 PER SHARE

Check whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d)of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB. ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☒ No ☐

State issuer's revenues for its most recent fiscal year: $1,202,763

The aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant as of March 23, 2007, based on the average of the closing bid and asked prices of $0.255, for such shares on such date, was approximately $5,370,000. For purposes of such calculation, shares of common stock held by each executive officer and director and by each person who owns more than 5% of the outstanding shares of common stock have been excluded in that such persons may be deemed to be affiliates. This determination of affiliate status is not necessarily a conclusive determination for other purposes.

The number of shares of the registrant's common stock outstanding as of March 23, 2007: 85,520,000 shares.

DOCUMENTS INCORPORATED BY REFERENCE

The information required by Part III of this report, to the extent not set forth herein, is incorporated by reference from the registrant's definitive proxy statement for its 2007 annual meeting of stockholders, which definitive proxy statement will be filed with the Securities and Exchange Commission within 120 days after the end of the fiscal year to which this report relates.

Transitional Small Business Disclosure Format (check one): Yes ☐ No ☒

TABLE OF CONTENTS

PART I

This Annual Report on Form 10-KSB includes "forward-looking statements." The words "may," "will," "should," "continue," "future," "potential," "believe," "expect," "anticipate," "project," "plan," "intend," "seek," "estimate" and similar expressions identify forward-looking statements. We caution you that any forward-looking statements made by us are not guarantees of future performance and that a variety of factors, including those discussed below, could cause our actual results and experience to differ materially from the anticipated results or other expectations expressed in our forward-looking statements. Please see "Risk Factors" below for detailed information about the uncertainties and other factors that may cause actual results to materially differ from the views stated in such forward-looking statements. All forward-looking statements and risk factors included in this Annual Report are made as of the date hereof, based on information available to us as of the date hereof, and we assume no obligation to update any forward-looking statement or risk factors.

Unless the context requires otherwise, references to "we," "us," "our," "Techedge," "CBI," "the Company" or "our Company" refer to China Biopharma, Inc. and its consolidated subsidiaries.

ITEM 1. BUSINESS

BUSINESS OVERVIEW

The Company is a provider of bio-pharmaceutical products with its focus mainly on the development and sale of human vaccines. In 2006, the Company re-focused its business from telecommunications to bio-pharmaceuticals. Currently, the Company develops its products in China and distributes these products in China and in one other country. The Company has established its distribution and development platform in China and as a result of its acquisition of its interest in its subsidiary, Hainan CITIC Bio-pharmaceutical Development Co., Ltd. ("HCBD") and, as a result of its joint venture with Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. ("Zhejiang Tianyan")

The emphasis of the Company's business is on the development of technology and the marketing of products rather than on manufacturing. It is the Company's goal to operate efficiently and in compliance with applicable regulations and to reduce the risk of any potential factory contaminations with respect to its products. The Company believes that to date, it has been successful in establishing business relationships with a number of local and global manufacturers with the goal of introducing the most advanced technologies and best products to the market in a timely fashion. The Company believes that it has built an experienced and capable management team that will be able to work toward successfully implementing its business plan.

Description of Company

The Company was incorporated as Techedge, Inc. in Delaware in July 2002 to serve as the successor to the business and interests of BSD Development Partners, LTD. ("BSD"). BSD was a Delaware limited partnership formed in 1997 for the purpose of investing in the intellectual property of emerging and established companies. BSD merged with Techedge in September 2002. From September 2002 until June 2004, Techedge endeavored to continue the business of BSD and sought to enhance the liquidity of the securities owned by its investors by becoming subject to the reporting requirements of the Securities Exchange Act of 1934 and by seeking to have its common stock quoted on the OTC Bulletin Board, or OTCBB.

On June 9, 2004, Techedge acquired all of the issued and outstanding stock of China Quantum Communication Limited, or CQCL, pursuant to a share exchange agreement, by and among Techedge, certain of its stockholders, CQCL and its stockholders (the "Share Exchange"). In connection with the Share Exchange, Techedge's then existing directors and officers resigned as directors and officers of Techedge and were replaced by directors and officers designated by CQCL.

Following the Share Exchange, Techedge refocused its business efforts on developing and providing its IP-based personal communication service, a regional mobile voice over IP ("VoIP") service delivered on unlicensed low-power PCS frequencies through IP-enabled local transceiver and IP-centric soft-switched networks, operating on an advanced proprietary software centric multi-service global communication service platform and management system. Techedge continued operating CQCL's communications service business through CQCL and CQCL's wholly-owned subsidiaries, China Quantum Communications Inc., a Delaware corporation, and Guang Tong Wang Luo Ke Ji (China) Co. Ltd. (also known as Quantum Communications (China) Co., Ltd.), a Chinese company.

On January 26, 2006, the Company announced its plans to re-position itself for bio-pharmaceutical and other high growth opportunities in China, while continuing its commercialization of its high potential mobile VoIP services.

In conjunction with the Company's re-positioning plans, on February 27, 2006 the Company entered into an agreement to transfer ownership of its Chinese subsidiary Zheijang Guang Tong Wang Luo Co., Ltd to third parties. On January 1, 2006, the Company also entered into an agreement to transfer ownership of its U.S. subsidiary China Quantum Communications, Inc. to a former employee.

During the quarter ended June 30, 2006, the Company entered into a Share Exchange Agreement for the purpose of acquiring 100% of the outstanding capital stock of China BioPharma Limited ("CBL"), a Cayman Islands company, which has rights to invest in Tianyuan Bio-Pharmaceuticals Company, Ltd. and Zhejiang Tianyuan Biotech Co., Ltd. ("ZTBC"). In exchange for 100% of the outstanding capital of CBL, the Company issued a total of 3,000,000 shares of restricted common stock to CBL's stockholders.

On July 14, 2006, Techedge and China Biopharma, Inc. ("CBI"), a Delaware corporation and a wholly-owned subsidiary of Techedge, executed and delivered a Plan and Agreement of Merger whereby the parties agreed to merge CBI with and into Techedge, with Techedge being the surviving corporation. By virtue of, and effective upon the consummation of the merger, the Certificate of Incorporation of the Company was amended to change its name from "Techedge, Inc." to "China Biopharma, Inc.". The merger became effective on August 10, 2006.

Products and Services

The Company's products primarily consist of vaccines for preventing and treating various diseases and illnesses in humans. Currently, the Company provides and distributes its products in China and also exports them internationally.

Preventive Vaccines

The Company currently distributes flu vaccines manufactured by its joint venture partner, Zhejiang Tianyuan. The flu vaccine is a seasonal product that is typically administered during the late fall and early winter seasons. For over ten years, the World Health Organization has made recommendations as to what virus strain should be used for the upcoming season and, as a result, vaccines are manufactured based upon such recommendations.

The Company plans to distribute more preventive vaccines in China to the Chinese Center for Disease Control and Prevention ("CDCs") once they become available, including vaccines for Japanese encephalitis, hepatitis B, certain allergyies and rabies.

Immunotherapy Products

Immunotherapy (also known as biologic therapy or biotherapy) is a treatment that focuses on certain parts of the immune system to fight various diseases. This may be done by either:

-Stimulating a patient's own immune system to work harder or smarter; or

-Giving a patient's immune system certain natural or man-made components, including synthetic system proteins.

Currently, the Company is working with several international companies on a number of immunotherapy products, including therapeutic vaccines which are intended to treat cancer and other illnesses. In order to export a product, the local regulations may require various clinical studies and product registrations.

Other Products and Services

Through its subsidiary, Hainan CITIC Bio-Pharmaceutical Development Co., Ltd., or HCBD, the Company may also utilize its distribution platforms and logistics to distribute other medical products and to provide logistic services for other bio-pharmaceutical companies.

Market Overview

The global market for vaccines has steadily increased for the past ten years. In China, the vaccine market has increased four fold during the past decade. The Company estimates that the total vaccine market in China reached approximately $500 million in revenue in 2006.

Subsidiaries

The Company currently has two operational segments. One segment, consisting of CBL and its subsidiaries provides bio-pharmaceutical products. The other segment, which consists of CQCL and its subsidiary, was engaged in the business of providing telecommunications services and developing related technology. However, following the Company's re-positioning of its business focus from telecommunications to bio-pharmaceutical operations, CQCL ceased carrying on any daily business activities and is currently looking for strategic partners in order to continue its business. Set forth below is a graphic representation of the current organizational structure of the Company and its subsidiaries.


CBI
China Biopharma, Inc.
100%
100%
CBL
China Biopharma Limited
CQCL
China Quantum Communication Limited
65%
ZTBC
Zhejiang Tianyuan Biotech Co., Ltd.
100%
70%
QCCN
Guang Tong Wang Luo (China) Co., Ltd.
(also known as Quantum Communications (China) Co., Ltd.)
HCBD
Hainan CITIC Bio-Pharmaceutical Dev. Co., Ltd.

China Biopharma Limited

China Biopharma Limited is Cayman Islands company and a wholly-owned subsidiary of the Company. CBL manages the operations of all the Company's bio-pharmaceutical business in China.

Zhejiang Tianyuan Biotech Co., Ltd.

Zhejiang Tianyuan Biotech Co., Ltd is a Sino-US joint venture between CBL and Zhejiang Tianyuan. The Company owns 65% of ZTBC and Zhejiang Tianyuan owns 35% of ZTBC. ZTBC was formed on June 24, 2006 and was funded on December 22, 2006. Of the total $3,000,000 initial capitalization of ZTBC, CBL invested $1,950,000 and Zhejiang invested $1,050,000 in cash.

Zhejiang Tianyuan has agreed to perform all of the manufacturing functions on behalf of ZTBC and ZTBC will handle all future vaccine development and marketing. All the marketing and sales personnel of Zhejiang Tianyuan have been transferred to ZTBC.

Hainan CITIC Bio-pharmaceutical Development Co., Ltd.

In April 2006, ZTBC acquired 20% of the outstanding stock of Hainan CITIC Bio-pharmaceutical Development Co., Ltd. from three individuals in consideration for a payment of $600,000; In August 2006, ZTBC acquired an additional 40% of the outstanding stock of HCBD from CITIC Pharmaceutical and China Biological Engineering Corporation in consideration for a payment of $1,200,000. In December 2006, ZTBC acquired another 10% of the outstanding stock of HCBD from one individual in consideration for a payment of $300,000. The remaining 30% of HCBD is owned by Zhejiang Tianyuan (20%) and by one of its original owners (10%).

HCBD is a nationwide bio-pharmaceutical distributor in China and has established a distribution platform including "cold-chain" logistics which are the refrigeration logistics in the distribution chain. HCBD distributes the vaccines provided by local vaccine manufacturers, including ZTBC and Zhejiang Tianyuan and other bio-pharmaceutical products made by large global drug manufacturers, such as Merck.

China Quantum Communication Limited

China Quantum Communication Limited is a Cayman Islands company and a wholly-owned subsidiary of the Company. CQCL holds all of the Company's telecommunications business interests and owns all the intellectual property of mobile VoIP technology. Following the Company's decision to re-position its business focus from telecommunications to bio-pharmaceuticals, CQCL is no longer engaged in daily business operation activities. CQCL is currently seeking a strategic partner in order to be able to continue its telecommunications business operations.

Guang Tong Wang Luo Ke Ji (China) Co., Ltd.

Guang Tong Wang Luo Ke Ji (China) Co., Ltd. (also known as Quantum Communication (China) Co., Ltd ("QCCN")) is a wholly-owned subsidiary of CQCL. QCCN has acted as the Company's Chinese business center in order to support all of its administrative activities. In addition, QCCN operated a communication service operations center and a technology development center on behalf of CQCL. Following the Company's decision to re-position its business focus from telecommunications to bio-pharmaceuticals, QCCN ceased its telecommunications-related business operations.

Management

The Company has an experienced management team. Many of the senior managers have international operational experience. Members of the management team have operational experience, marketing and sales experience, research and development experience, and financial experience. The Company believes the existing management team will be able to carry out the execution of the existing business plan.

As a result of acquiring HCBD, one of the largest independent bio-pharmaceutical product distributors in China, the Company has established a distribution foundation in China. HCBD provides the Company with what management believes are strategic and operative advantages over other global companies.

Management has an ongoing desire to develop global partnerships with small and mid-sized bio-pharmaceutical companies in U.S. and Europe to introduce matured yet not currently available products into Chinese markets.

Marketing and Sales

The Company is targeting customers in the Chinese vaccine market seeking vaccines treating common diseases and illnesses. The Company avoids carrying vaccines that are mostly administrated by the government on a free-of-charge basis because the government typically gives priority to government-owned or operated companies when deciding whom to purchase vaccines from for such programs.

The Company plans to focus its primary marketing and sales on hospitals and clinics. The Company intends to work with local and international vaccine manufacturers to jointly promote their products in China.

The Company also plans to develop and promote new products on the market carrying its own brand name.

Distribution

The Company distributes vaccines and other bio-pharmaceutical products through its subsidiary, HCBD. HCBD has built a system of refrigerated or "cold-chain" distribution logistics. HCBD has five regional distribution centers covering approximately 236 major cities in China. In the event of an outbreak of a contagious disease, HCBD could deliver needed vaccines from local manufactures to any part of these cities within 24 hours.

HCBD distributes vaccines in China with two different arrangements: representative arrangements and buy-and-sell arrangements. With representative arrangements, HCBD sells and distributes the products on behalf of original manufacturers, and is paid with sales commission after the sales close. With buy-and-sell arrangements, HCBD actually takes title to the products and sells them as its own products.

In most cases, the proceeds from sales of products are collected after the products are actually administered to patients instead of being paid on delivery. In most cases, the time from delivery of products to actual collection of proceeds from the sale of such products may vary anywhere from one to three months.

Key Suppliers

The Company sources its products from local and international companies. The Company has formed a strategic alliance with its joint venture partner, Zhejiang Tianyuan to market and distribute its vaccine products in China and overseas. Currently, more than 50% of the Company's total sales are derived from a flu vaccine product supplied by Zhejiang Tianyuan.

Principal Customers

The Company distributes its products directly or indirectly to local hospitals, clinics, pension fund health programs, and CDCs in China. Currently, the Company's main customers are local CDCs that buy, store, and administer the vaccinations throughout China.

Competition

The Chinese market for human vaccine is very competitive. There are many local and global vaccine suppliers in China selling various human vaccines. The Company competes with large established global drug companies such as Merck, GlaxoSmithKline, Sanofi Pasteur, and Novartis. These companies offer a wide range of vaccine products that use similar formulations and competing technologies.

The Company also faces significant competition from traditional local small vaccines providers, as well as local government-owned companies. The Company competes for customers based principally on product offerings, price and customer service.

Most of the market for EPI (Extended Program Initiative) vaccine products, that are purchased by the government and administered free-of-charge to the Chinese citizens, are dominated by Chinese government-owned institutions and local producers with favorable selection criteria towards government-owned and local companies.

Research and Development

The Company conducts research and development activities both in the United States and China. The Company's employees or consultants are assigned on each research and development project as a working group. The working group evaluates, formulates, conducts, and manages the activities and progress of each project. The Company out-sources certain research and development activities to third parties.

The Company's future success will depend, in part, on its ability to improve its existing product mix and product lines, to retain the services of talented employees and to develop new products and services that incorporate the leading market positions.

Government Regulations

Due to its nature, the vaccine industry is highly regulated in the most of countries. Various government agencies regulate product registrations, production certifications, distribution licenses, application control, and other factors beyond general business operation.

When a company imports a vaccine or related product into a country, regulators normally require registration and local clinical studies to approve its safety and efficacy before the product can be distributed and sold in the country regardless of its maturity and approval status elsewhere.

The Company distributes its products in China through its subsidiary, HCBD using its bio-pharmaceutical distribution license.

Intellectual Property

Management regards copyrights, trademarks, trade secrets, patents, patent applications, and similar intellectual property as critical to the Company's success and the Company relies on trademark and copyright law, trade secret protection and confidentiality and/or license agreements with our employees, customers, suppliers, and others to protect our proprietary rights.

Employees

As of March 23, 2007, we employed 56 full-time individuals in the United States and China. Most employees are located in China because the Company conducts a significant part of its business operations in China. The Company's employees are not represented by a labor union and management considers its employee relations to be good.

Revenues and Assets by Geographic Location

Substantially all of the Company's revenues have been generated in China and a significant majority of our long-lived assets are located within China.

RISK FACTORS

In addition to other information in this Annual Report on Form 10-KSB, the following risk factors should be carefully considered when evaluating our company and our business. Investing in our common stock is speculative and involves a high degree of risk, and you should be able to bear the complete loss of your investment. The risks described below are not the only ones facing our Company. Additional risks and uncertainties not presently known to us or that we currently deem immaterial may also adversely affect our Company. If any of the following risk and uncertainties actually occur, our future operating results and financial condition could be harmed, and the market price of our common stock could decline, perhaps significantly.

Risks Related to Our Business

We have reported losses from operations in every year of our operating history.

We have never generated profits from operations in any year. At December 31, 2006, we had an accumulated deficit of approximately $12.3 million. We will need to significantly increase our annual revenue to achieve profitability. We may not be able to do so. Even if we do achieve profitability, we cannot assure you that we will be able to sustain or increase profitability on a quarterly or annual basis in the future.

We have incurred significant expenses in the past. Although we cannot quantify the amount, we expect expenses to continue to increase for the remainder of 2007 and we expect to continue to incur losses.

We may not be able to obtain sufficient funds to grow our business.

We are a development stage company. Due to the nature and the stage of our Company, we require additional capital to fund some or all of the following:

- Commercialization of our products and services;
- Marketing and sales expenses targeting market segments;
- Working capital;
- Unanticipated opportunities;
- Strategic alliances;
- Potential acquisitions;
- Changing business conditions; and
- Unanticipated competitive pressures.

There can be no assurance that we will be able to raise such capital on favorable terms or at all. If we are unable to obtain such additional capital, we may be required to reduce the scope of our business, which could have a material adverse effect on our business, financial condition and results of operations.

The market in which we compete is highly competitive, fast-paced and fragmented, and we may not be able to maintain market share.

We compete with other companies, many of whom are developing or can be expected to develop products similar to ours. Our market is a large market with many competitors. Many of our competitors are more established than we are, and have significantly greater financial, technical, marketing and other resources than we presently possess. Many of our competitors also have greater name recognition and a larger customer base.

We expect competition to persist and intensify in the future. Our principal competitors are bio-pharmaceutical companies such as Tiantan Bio-Pharmaceutical Co., Ltd. in China and large multi-national corporations such as Merck and GlaxoSmithKline. We also compete with a number of smaller local distributors including local government-owned companies. We face the risk that new competitors with greater resources than ours will enter our market, and that increasing competition will result in lower prices. If we must significantly reduce our prices, the decrease in revenues could adversely affect our profitability. We also face the risks that our competitors may be able to respond more quickly to new or changing opportunities and customer requirements and may be able to undertake more extensive promotional activities, offer more attractive terms to customers, and adopt more aggressive pricing policies.

Our products must keep pace with developments in our industry or they may be displaced by competitors' products. Our industry is characterized by rapid product development, with significant competitive advantages gained by companies that introduce products that are first to market, deliver constant innovation in products and techniques, offer frequent new product introductions and have competitive prices. Our future growth partially depends on our ability to develop products that are more effective in meeting consumer needs. In addition, we must be able to manufacture and effectively market those products. The sales of our existing products may decline if a competing product is introduced by other companies.

The success of our new product offerings depends upon a number of factors, including our ability to accurately anticipate consumer needs, innovate and develop new products, successfully commercialize new products in a timely manner, price our products competitively, manufacture and deliver our products in sufficient volumes and in a timely manner and differentiate our product offerings from those of our competitors. If we fail to make sufficient investments in research and pay close attention to consumer needs or if we focus on technologies that do not lead to more effective products, our current and future products could be surpassed by more effective or advanced products of our competitors.

Establishing and expanding international operations requires significant management attention.

Substantially all of our current revenues are derived from China. We intend to expand our international operations, which, if not planned and managed properly, could materially adversely affect our business, financial condition and operating results. Expanding internationally exposes us to legal uncertainties, new regulatory requirements, liability, export and import restrictions, tariffs and other trade barriers, difficulties in managing operations across disparate geographic areas, foreign currency fluctuations, dependence on local distributors and potential disruptions in sales or manufacturing due to military or terrorist acts, as well as longer customer payment cycles and greater difficulties in collecting accounts receivable. We may also face challenges in protecting our intellectual property or avoiding infringement of others' rights, and in complying with potentially uncertain or adverse tax laws.

Risks related to our strategy and risks related to our inability to carry out such strategy

Our strategy may be based on wrong assumptions, may be seriously flawed and may even damage our performance, competitive position in the market and our ability to survive in the market place. Even if our strategy is correct, we may never be able to successfully implement our strategy or to implement it in the desired fashion.

Risks related to the implementation of our operational and marketing plan

Our operational plan and marketing plan may be seriously flawed and may damage our performance, competitive position in the market and even our ability to survive in the market place. Even if our operational plan and marketing plan are correct, we may never be able to successfully implement these plans or implement our strategy in the desired fashion.

Risks related to our products and services

Our products and services involve direct or indirect impact on human health and life. The drugs, products and services provided may be flawed and cause dangerous side effects and even fatality in certain cases and lead to major business losses and legal and other liabilities and damages to us.

Risks related to product liability claims

We face the risk of loss resulting from, and adverse publicity associated with, product liability lawsuits, whether or not such claims are valid. We may not be able to avoid such claims. In addition, our product liability insurance may not be adequate to cover such claims and we may not be able to obtain adequate insurance coverage in the future at acceptable costs. A successful product liability claim that exceeds our policy limits could require us to pay substantial sums.

Risks related to our technology and our platforms

Our technology and platforms may be seriously defective and flawed, producing incorrect or harmful results, exposing us to significant liabilities. Even if they are not defective or flawed, our technology and platforms may become outdated and lose their value, thus affecting our competitive advantages.

Marketing risks

Newly-developed drugs and technology may not be compatible with market needs. Because markets for drugs differentiate geographically inside China, we must develop and manufacture our products to accurately target specific markets to ensure product sales. If we fail to invest in extensive market research to understand the health needs of consumers in different geographic areas, we may face limited market acceptance of our products, which could have material adverse effect on our sales and earning.

Risks relating to difficulty in defending intellectual property rights from infringement

Our success depends on our ability to protect our current and future technologies and products and to defend our intellectual property rights. If we fail to protect our intellectual property adequately, competitors may manufacture and market products similar to ours. We expect to file patent applications seeking to protect newly-developed technologies and products in various countries, including China. Some patent applications in China are maintained in secrecy until the patent is issued. Because the publication of discoveries tends to follow their actual discovery by many months, we may not be the first to invent, or file patent applications on any of our discoveries. Patents may not be issued with respect to any of our patent applications and existing or future patents issued to or licensed by us may not provide competitive advantages for our products. Patents that are issued may be challenged, invalidated or circumvented by our competitors. Furthermore, our patent rights may not prevent our competitors from developing, using or commercializing products that are similar or functionally equivalent to our products.

We also rely on trade secrets, non-patented proprietary expertise and continuing technological innovation that we shall seek to protect, in part, by entering into confidentiality agreements with licensees, suppliers, employees and consultants. These agreements may be breached and there may not be adequate remedies in the event of a breach. Disputes may arise concerning the ownership of intellectual property or the applicability of confidentiality agreements. Moreover, our trade secrets and proprietary technology may otherwise become known or be independently developed by our competitors. If patents are not issued with respect to products arising from research, we may not be able to maintain the confidentiality of information relating to these products.

Risks relating to third parties that may claim that we infringe on their proprietary rights may prevent us from manufacturing and selling certain of our products

There has been substantial litigation in the pharmaceutical industry with respect to the manufacturing, use and sale of new products. These lawsuits relate to the validity and infringement of patents or proprietary rights of third parties. We may be required to commence or defend against charges relating to the infringement of patent or proprietary rights. Any such litigation could:

- require us to incur substantial expense, even if we are insured or successful in the litigation;
- require us to divert significant time and effort of our technical and management personnel;
- result in the loss of our rights to develop or make certain products; and
- require us to pay substantial monetary damages or royalties in order to license proprietary rights from third parties.

Although patent and intellectual property disputes within the pharmaceutical industry have often been settled through licensing or similar arrangements, costs associated with these arrangements may be substantial and could include the long-term payment of royalties. These arrangements may be investigated by regulatory agencies and, if improper, may be invalidated. Furthermore, the required licenses may not be made available to us on acceptable terms. Accordingly, an adverse determination in a judicial or administrative proceeding or a failure to obtain necessary licenses could prevent us from manufacturing and selling some of our products or increase our costs to market these products.

In addition, when seeking regulatory approval for some of our products, we are required to certify to regulatory authorities, including the PRC State Food and Drug Administration (the "SFDA"), that such products do not infringe upon third-party patent rights. Filing a certification against a patent gives the patent holder the right to bring a patent infringement lawsuit against us. Any lawsuit would delay the receipt of regulatory approvals. A claim of infringement and the resulting delay could result in substantial expenses and even prevent us from manufacturing and selling certain of our products.

Our launch of a product prior to a final court decision or the expiration of a patent held by a third party may result in substantial damages to us. If we are found to infringe a patent held by a third party and become subject to such damages, these damages could have a material adverse effect on our results of operations and financial condition.

Risks related to acquisitions

Part of our strategy involves acquisitions of other companies and products and technologies. We may not be able to complete successfully such acquisitions due to the lack of capital and other factors. Even if we can complete such acquisitions, we may not be able to absorb and integrate the acquired operation and assets successfully into our currently operation. We may even make acquisitions that ultimately do not enhance our business.

Risks related to financial reports and estimates

We are subject to critical accounting policies and actual results may vary from our estimates. We follow generally accepted accounting principles in the United States in preparing our financial statements. As part of this work, we must make many estimates and judgments concerning future events. These affect the value of the assets and liabilities, contingent assets and liabilities, and revenue and expenses reported in our financial statements. We believe that these estimates and judgments are reasonable, and we make them in accordance with our accounting policies based on information available at the time. However, actual results could differ from our estimates, and this could require us to record adjustments to expenses or revenues that could be material to our financial position and results of operations in the future.

Risks related to significant financing needs

We need significant amount of capital to invest in our research and development, in our acquisitions and in our operations. We may not be able to identify and raise sufficient capital in a timely manner to finance our research and development activity, operation, acquisitions, growth and even survival. Even if such financings are available, they may not be timely or sufficient or on the terms desirable, acceptable or not harmful to our existing stockholders.

Risks related to growth and the ability to manage growth

For our Company to survive and to succeed, we must have consistent growth. However, the management and we may not be able to achieve or manage such growth. The inability to achieve and maintain and manage growth will significantly affect our survival and market position.

Risks related to our capital structure

Insiders have substantial control over us, and they could delay or prevent a change in our corporate control even if our other stockholders want it to occur.

Our executive officers, directors, and principal stockholders who hold 5% or more of the outstanding common stock and their affiliates beneficially owned as of March 23, 2007, in the aggregate, approximately 76% of our outstanding common stock. These stockholders will be able to exercise significant control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. This could delay or prevent an outside party from acquiring or merging with us even if our other stockholders wanted it to occur.

Dependence on key personnel

We depend on our key management and technological personnel. The unavailability or departure of such key personnel may seriously disrupt and harm our operations, business and the implementation of our business strategy and plans. Although most of these personnel are founders and stockholders of our Company, there can be no assurance that we can be successful in retaining them.

Risks related to not declaring or paying any dividends to our stockholders

We did not declare any dividends for the years ended December 31, 2005 or 2006. Our board of directors does not intend to distribute dividends in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the board of directors, and will depend upon, among other things, the results of our operations, cash flows and financial condition, operating and capital requirements, and other factors as the board of directors considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.

Most of our assets are located in China, any dividends of proceeds from liquidation is subject to the approval of the relevant Chinese government agencies.

Our assets are predominantly located inside China. Under the laws governing foreign-invested enterprises in China, dividend distribution and liquidation are allowed but subject to special procedures under the relevant laws and rules. Any dividend payment will be subject to the decision of the board of directors and subject to foreign exchange rules governing such repatriation. Any liquidation is subject to both the relevant government agency's approval and supervision as well the foreign exchange control. This may generate additional risk for our investors in case of dividend payment and liquidation.

Risks Associated With Doing Business in China

We are subject to the risks associated with doing business in the People's Republic of China.

Because most of our operations are conducted in China, we are subject to special considerations and significant risks not typically associated with companies operating in North America and Western Europe. These include risks associated with, among others, the political, economic and legal environments and foreign currency exchange. Our results may be adversely affected by changes in the political and social conditions in China, and by changes in governmental policies with respect to laws and regulations, anti-inflationary measures, currency conversion and remittance abroad, and rates and methods of taxation, among other things.

Although the majority of productive assets in China are owned by the Chinese government, in the past several years the government has implemented economic reform measures that emphasize decentralization and encourage private economic activity. Because these economic reform measures may be inconsistent or ineffectual, there are no assurances that:

- We will be able to capitalize on economic reforms;

- The Chinese government will continue its pursuit of economic reform policies;

- The economic policies, even if pursued, will be successful;
- Economic policies will not be significantly altered from time to time; and
- Business operations in China will not become subject to the risk of nationalization.

Economic reform policies or nationalization could result in a total investment loss in our common stock.

Since 1979, the Chinese government has reformed its economic systems. Because many reforms are unprecedented or experimental, they are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could lead to further readjustment of the reform measures. This refining and readjustment process may negatively affect our operations.

Over the last few years, China's economy has registered a high growth rate. Recently, there have been indications that rates of inflation have increased. In response, the Chinese government has taken measures to curb this excessively expansive economy. These measures include restricting the availability of domestic credit, reducing the purchasing capability of certain of its customers, and limiting re-centralization of the approval process for purchases of some foreign products. The Chinese government may adopt additional measures to further combat inflation, including the establishment of freezes or restraints on certain projects or markets. These measures may adversely affect our operations.

To date, reforms to China's economic system have not adversely impacted our operations and are not expected to adversely impact operations in the foreseeable future. However, we cannot assure you that the reforms to China's economic system will continue or that we will not be adversely affected by changes in China's political, economic, and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations, measures which may be introduced to control inflation and changes in the rate or method of taxation.

On November 11, 2001, China signed an agreement to become a member of the World Trade Organization ("WTO"), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China's membership in the WTO was effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions and provide trading and distribution rights for foreign firms. The tariff rate reductions and other enhancements will enable us to develop better investment strategies. In addition, the WTO's dispute settlement mechanism provides a credible and effective tool to enforce members' commercial rights. Also, with China's entry to the WTO, it is believed that the relevant laws on foreign investment in China will be amplified and will follow common practices.

The Chinese legal system is not fully developed and has inherent uncertainties that could limit the legal protections available to investors.

The Chinese legal system is a system based on written statutes and their interpretation by the Supreme People's Court. Prior court decisions may be cited for reference but have limited legal precedents. Since 1979, the Chinese government has been developing a comprehensive system of commercial laws, and considerable progress has been made in introducing laws and regulations dealing with economic matters such as foreign investment, corporate organization and governance, commerce, taxation and trade. Two examples are the promulgation of the Contract Law of the People's Republic of China to unify the various economic contract laws into a single code, which went into effect on October 1, 1999, and the Securities Law of the People's Republic of China, which went into effect on July 1, 1999. However, because these laws and regulations are relatively new, and because of the limited volume of published cases and their non-binding nature, interpretation and enforcement of these laws and regulations involve uncertainties. In addition, as the Chinese legal system develops, changes in such laws and regulations, their interpretation or their enforcement may have a material adverse effect on our business operations.

Enforcement of regulations in China may be inconsistent.

Although the Chinese government has introduced new laws and regulations to modernize its securities and tax systems on January 1, 1994, China does not yet possess a comprehensive body of business law. As a result, the enforcement, interpretation and implementation of regulations may prove to be inconsistent and it may be difficult to enforce contracts.

We may experience lengthy delays in resolution of legal disputes.

As China has not developed a dispute resolution mechanism similar to the Western court system, dispute resolution over Chinese projects and joint ventures can be difficult and we cannot assure you that any dispute involving our business in China can be resolved expeditiously and satisfactorily.

Impact of the United States Foreign Corrupt Practices Act on our business.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Foreign companies, including some that may compete with us, are not subject to these prohibitions. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in mainland China. We have attempted to implement safeguards to prevent and discourage such practices by our employees and agents. We cannot assure you, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

Impact of governmental regulation on our operations.

We may be subject to liability for product safety that could lead to a product recall. Our operations and properties are subject to regulation by various Chinese government entities and agencies, in particular, the SFDA. Our operations are also subject to production, packaging, quality, labeling and distribution standards. In addition, our facilities are also subject to various local environmental laws and workplace regulations. We believe that our current legal and environmental compliance programs adequately address such concerns and that we are in substantial compliance with applicable laws and regulations. However, compliance with, or any violation of, current and future laws or regulations could require material expenditures or otherwise adversely effect our business and financial results.

We may be liable if the use of any of our products causes injury, illness or death. We may also be required to recall certain of our products that become contaminated or are damaged. Any product liability judgment or a product recall could have a material adverse effect on our business or financial results.

Moreover, the laws and regulations regarding acquisitions within the pharmaceutical industry in the PRC may also change and may significantly impact our ability to grow through acquisitions.

It may be difficult to serve us with legal process or enforce judgments against our management or us.

Most of our assets are located in China. In addition, most of our directors and officers are non-residents of the United States, and all, or substantial portions of the assets of such non-residents, are located outside the United States. As a result, it may not be possible to effect service of process within the United States upon such persons. Moreover, there is doubt as to whether the courts of China would enforce:

- Judgments of United States courts against us, our directors or our officers based on the civil liability provisions of the securities laws of the United States or any state; or

- Original actions brought in China relating to liabilities against non-residents or us based upon the securities laws of the United States or any state.

The Chinese government could change its policies toward private enterprise or even nationalize or expropriate it, which could result in the total loss of your investment.

Our business is subject to significant political and economic uncertainties and may be adversely affected by political, economic and social developments in China. Over the past several years, the Chinese government has pursued economic reform policies including the encouragement of private economic activity and greater economic decentralization. The Chinese government may not continue to pursue these policies or may significantly alter them to our detriment from time to time with little, if any, prior notice. Changes in policies, laws and regulations or in their interpretation or the imposition of confiscatory taxation, restrictions on currency conversion, restrictions or prohibitions on dividend payments to stockholders, devaluations of currency or the nationalization or other expropriation of private enterprises could have a material adverse effect on our business. Nationalization or expropriation could even result in the total loss of our investment in China and in the total loss of your investment.

If political relations between the United States and China worsen, our stock price may decrease and we may have difficulty accessing U.S. capital markets.

At various times during recent years, the United States and China have had significant disagreements over political and economic issues. Controversies may arise in the future between these two countries. Any political or trade controversies between the United States and China, whether or not directly related to our business, could adversely affect the market price of our common stock and our ability to access U.S. capital markets.

The legal authorities in China are in the process of evaluating heretofore tax and fee benefits provided to foreign investors and companies to encourage development within the country such that these benefits may be lessened or removed with the consequence that expenses may rise, impacting margins and net income.

The legal authorities are evaluating tax and fee benefits that have been available to foreign investors and companies operating in China and tax holidays for new enterprises. It is anticipated, in the near term, there are going to be changes that substantially reduce or eliminate many, if not all, the tax and other governmental fee advantages that heretofore have been available to foreign entities and newly created entities whether or not such new entities are foreign. The goal is to institute greater equalization of tax and government fee treatment of all corporate and similar entities in China. China is being encouraged to create this more equal treatment because of its WTO obligations and public opinion within China. There may be phase-ins of various taxes and fees for entities that currently benefit from either no or lower tax rates and fees compared to wholly Chinese companies and entities, but there can be no assurance of this. Even if there are phase-in periods, the length of such periods is not known. Overall, it is expected that the cost of operating in China will increase for those companies and entities that have had various tax and fee advantages in the past.

Foreign Exchange Control Risks

Fluctuations in the value of the Chinese Renminbi relative to foreign currencies could affect our operating results.

Substantially all our revenues and expenses are currently denominated in the Chinese Renminbi. However, we use denominations in United States dollar for financial reporting purposes. The value of Chinese Renminbi against the United States dollar and other currencies may fluctuate and is affected by, among other things, changes in China's political and economic conditions. The Chinese government recently announced that it is valuing the exchange rate of the Chinese Renminbi against a number of currencies, rather than just exclusively to the United States dollar. Although the Chinese government has stated its intention to support the value of the Chinese Renminbi, we cannot assure you that the government will not revalue it. As our operations are primarily in China, any significant revaluation of the Chinese Renminbi may materially and adversely affect our cash flows, revenues and financial condition. For example, to the extent that we need to convert United States dollars into Chinese Renminbi for our operations, appreciation of this currency against the United States dollar could have a material adverse effect on our business, financial condition and results of operations. Conversely, if we decide to convert our Chinese Renminbi into United States dollars for other business purposes and the United States dollar appreciates against this currency, the United States dollar equivalent of the Chinese Renminbi we convert would be reduced. To date, we have not engaged in any hedging transactions in connection with our operations.

The PRC government imposes control over the conversion of the Chinese Renminbi into foreign currencies. Under the current unified floating exchange rate system, the People's Bank of China publishes an exchange rate, which we refer to as the PBOC exchange rate, based on the previous day's dealings in the inter-bank foreign exchange market. Financial institutions authorized to deal in foreign currency may enter into foreign exchange transactions at exchange rates within an authorized range above or below the PBOC exchange rate according to market conditions.

Pursuant to the Foreign Exchange Control Regulations of the PRC issued by the State Council which came into effect on April 1, 1996, and the Regulations on the Administration of Foreign Exchange Settlement, Sale and Payment of the PRC which came into effect on July 1, 1996, regarding foreign exchange control, conversion of Renminbi into foreign exchange by Foreign Investment Enterprises, or FIEs for use on current account items, including the distribution of dividends and profits to foreign investors, is permissible. FIEs are permitted to convert their after-tax dividends and profits to foreign exchange and remit such foreign exchange to their foreign exchange bank accounts in the PRC.

Conversion of Renminbi into foreign currencies for capital account items, including direct investment, loans, and security investment, is still subject to certain restrictions. On January 14, 1997, the State Council amended the Foreign Exchange Control Regulations and added, among other things, an important provision, which provides that the PRC government shall not impose restrictions on recurring international payments and transfers under current account items.

Enterprises in the PRC (including FIEs) which require foreign exchange for transactions relating to current account items, may, without approval of the State Administration of Foreign Exchange, or SAFE, effect payment from their foreign exchange account or convert and pay at the designated foreign exchange banks by providing valid receipts and proofs.

Convertibility of foreign exchange in respect of capital account items, such as direct investment and capital contribution, is still subject to certain restrictions, and prior approval from the SAFE or its relevant branches must be sought.

Risks Related to Common Stock

Risks of lack of liquidity and volatility

Currently our common stock is quoted in the OTC Bulletin Board market, and the liquidity of our common stock may be very limited and affected by its limited trading market. The OTC Bulletin Board market is an inter-dealer market much less regulated than the major exchanges and our common stock is subject to abuses and volatilities and shorting. There is currently no broadly followed and established trading market for our common stock. An established trading market may never develop or be maintained. Active trading markets generally result in lower price volatility and more efficient execution of buy and sell orders. Absence of an active trading market reduces the liquidity of the shares traded there.

The trading volume of our common stock may be limited and sporadic. As a result of such trading activity, the quoted price for our common stock on the OTC Bulletin Board may not necessarily be a reliable indicator of its fair market value. Further, if we cease to be quoted, holders would find it more difficult to dispose of, or to obtain accurate quotations as to the market value of our common stock and as a result, the market value of our common stock likely would decline.

Risks related to penny stocks

Our common stock may be subject to regulations prescribed by the Securities and Exchange Commission (the "SEC") relating to "Penny Stocks." The SEC has adopted regulations that generally define a penny stock to be any equity security that has a market price (as defined in such regulations) of less than $5.00 per share, subject to certain exceptions. If our common stock meets the definition of a penny stock, it will be subject to these regulations, which impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investor, generally institutions with assets in excess of $5,000,000 and individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 (individually) or $300,000 (jointly with their spouse).

Future sales of our common stock may depress our stock price.

Sales of a substantial number of shares of our common stock in the public market could cause a decrease in the market price of our common stock. At March 23, 2007, we had 86,958,703 shares of common stock outstanding. A significant number of our outstanding shares either are eligible for resale to the public without restriction pursuant to Rule 144(k) of the Securities Act of 1933, as amended (the "Securities Act") or are eligible for resale to the public pursuant to Rule 144 of the Securities Act. At March 23 2007, options to purchase 6,860,616 shares of our common stock were outstanding of which 6,552,784 were vested, and warrants or other rights to purchase 15,489,118 shares of our common stock were outstanding. If a significant portion of these shares were sold in the public market, the market value of our common stock could be adversely affected.

ADDITIONAL INFORMATION

The Company's website address is www.ChinaBiopharma.net. We make available, via a link to the Securities and Exchange Commission's website, through our investor relations website located at www.ChinaBiopharma.net, access to our annual reports on Form 10-KSB, quarterly reports on Form 10-QSB, current reports on Form 8-K and any amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 after they are electronically filed with or furnished to the SEC. All such reports accessible from our investor relations website are available free of charge. A copy of this Annual Report is available without charge upon written request to: Investor Relations, China Biopharma, Inc. 31 Airpark Road, Princeton, NJ 08540.

ITEM 2. DESCRIPTION OF PROPERTY

Neither the Company nor any of its subsidiaries owns any real property. The following is a summary of the material leased facilities where we currently conduct our business operations:

Locations	Sq. Ft.	Description	Lease Expiration Date
Princeton, New Jersey	shared space	Rep. Office	Month to month
Hangzhou, China	1,000	Head Office	Year to Year
Hangzhou, China	2,000	CBL/ZTBC Office	Year to Year
Beijing, China	2,500	HCBD Office	Year to Year
Haikou, China	1,000	HCBC Office	Year to Year

In addition to the facilities listed above, HCBD, one of our subsidiaries, has entered into leases for five regional distribution centers with refrigerated warehouses on favorable "as needed" lease terms. We believe that our facilities are suitable and adequate for our current business needs and that suitable additional or alternative space will be available in the future at commercially reasonable terms.

ITEM 3. LEGAL PROCEEDINGS

None.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to our stockholders during the fourth quarter of 2006.

PART II

ITEM 5. MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

MARKET INFORMATION

Our common stock price is quoted on the OTC Bulletin Board, or OTCBB, under the symbol "CBPC". The following table sets forth for the periods indicated the high and low prices per share traded for our common stock as reported on the OTCBB.

Quarter Ended	High	Low
2005		
March 31	$1.15	$0.75
June 30	$1.04	$0.41
September 30	$0.95	$0.60
December 31	$0.75	$0.38
2006		
March 31	$0.75	$0.41
June 30	$0.67	$0.32
September 30	$0.45	$0.27
December 31	$0.50	$0.27
2007		
First quarter through March 27	$0.43	$0.13

The quotations shown reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions.

HOLDERS

As of December 31, 2006, there were approximately 330 stockholders of record of our common stock and no stockholders of record of our preferred stock, par value $.0001 per share. This number does not include shares held by brokerage clearing houses, depositories or otherwise in unregistered form.

DIVIDENDS

We have not paid any cash dividends in the past and do not intend to pay cash dividends on our capital stock for the foreseeable future. Instead, we intend to retain all earnings, if any, for use in the operation and expansion of our business.

ITEM 6. MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

You should read the following discussion together with the more detailed business information and consolidated financial statements and related notes that appear elsewhere in this report and in the documents that we incorporate by reference into this report. This report may contain certain "forward-looking" information within the meaning of the Private Securities Litigation Reform Act of 1995. Generally, the words "believes," "anticipates," "may," "will," "should," "expect," "intend," "estimate," "continue," and similar expressions or the negative thereof or comparable terminology are intended to identify forward-looking statements. This information involves risks and uncertainties. Our actual results may differ materially from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in Item 1 under the caption "Risk Factors."

CRITICAL ACCOUNTING POLICIES

Set forth below is a summary description of certain of our critical accounting policies. See "Summary of Significant Accounting Policies" in the Notes to the Company's Consolidated Financial Statements for the year ended December 31, 2006, included elsewhere in this prospectus, for a full description of our critical accounting policies.

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly and majority owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Financial Instruments

The carrying amounts reported in the consolidated balance sheet for the Company's cash, accounts receivable, accounts payable, and accrued expenses approximate their fair values due to the short maturities of these financial instruments.

The carrying amounts reported in the consolidated balance sheet for the Company's amounts recorded as other liabilities and due to officers approximate their values based on current rates at which the Company could borrow funds with similar maturities.

Comprehensive Income (Loss)

The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes rules for the reporting of comprehensive income and its components. In addition to net loss, comprehensive income (loss) includes all changes in equity during a period, except those resulting from investments by and distributions to owners. Items of comprehensive income include foreign currency translation adjustment.

Foreign Currency Translation

Substantially all of the Company's operations are conducted in China and the financial statements are translated from China's Renminbi, the functional currency, into U.S. Dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, all foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period. The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of comprehensive income in stockholder's equity.

Loss Per Common Share, Basic and Diluted

The Company accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings Per Share" ("EPS"). SFAS No. 128 requires the disclosure of the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Certain common equivalent shares have been excluded from the computation of diluted EPS since their effect would be anti-dilutive.

Concentrations of Business and Credit Risk

Financial Risks

At times throughout the year, the Company may maintain certain bank account balances in excess of FDIC insured limits.

Geographical Risks

Substantially all of the Company's assets and operations are in China. Therefore, the Company's business, financial condition and results of operations may be adversely affected by significant political, economical and social uncertainties in China.

Reclassifications

Certain amounts in the 2005 financial statements have been reclassified for comparative purpose to conform to presentation in the 2006 financial statements.

ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R) "Share-Based Payment" using the modified prospective application. The Company has been expensing share based awards granted after January 1, 2003 under the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". For the year ended December 31, 2006, included in net loss was expense of $2,897,459 after tax, of stock based compensation related to stock options and warrants granted. If the Company had followed the fair value recognition provisions of SFAS 123(R) for all outstanding and unvested stock options and other stock-based compensation for the year ended December 31, 2005, there would have been no material impact on the Company's financial statements.

BUSINESS OVERVIEW

The Company is a provider of bio-pharmaceutical products with its focus mainly on the development and sale of human vaccines. In 2006, the Company re-focused its business from telecommunications to bio-pharmaceuticals. Currently, the Company develops its products in China and distributes these products in China and in one other country. The Company has established its distribution and development platform in China and as a result of its acquisition of its interest in its subsidiary, Hainan CITIC Bio-pharmaceutical Development Co., Ltd. ("HCBD") and, as a result of its joint venture with Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd.

The emphasis of the Company's business is on the development of technology and the marketing of products rather than on manufacturing. It is the Company's goal to operate efficiently and in compliance with applicable regulations and to reduce the risk of any potential factory contaminations with respect to its products. The Company believes that to date, it has been successful in establishing business relationships with a number of local and global manufacturers with the goal of introducing the most advanced technologies and best products to the market in a timely fashion. The Company believes that it has built an experienced and capable management team that will be able to work toward successfully implementing its business plan.

The following discussion should be read in conjunction with our condensed consolidated financial statements and the notes thereto:

RESULTS OF OPERATIONS

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

Revenue

Revenue increased by $822,244 or 216.1% for the Company's fiscal year ended December 31, 2006 compared to the Company's fiscal year ended December 31, 2005. As a result of the Company's re-positioning for bio-pharmaceutical opportunities in China and its exit from value-added communications services in the U.S., substantially all of the Company's revenue, amounting to $1,202,763 during the fiscal year ended December 31, 2006, was generated from our vaccine distribution business solely as a result of consolidation of the financials of HCBD since the date of acquisition. As a comparison, substantially all of the Company's revenue, amounting to $380,519 during the fiscal year ended December 31, 2005, was generated from sales of VoIP and value-added communications services to business and residential customers.

During the year ended December 31, 2006, there was no single customer accounting for more than 10% of our total revenue. During the fiscal year ended December 31, 2005, one customer, Alosat Communications Inc., accounted for more than 10% of our total revenue.

Comprehensive Loss

Comprehensive loss increased by $1,145,581 or 40.3% to $3,986,897 in the year ended December 31, 2006 from $2,841,316 in year ended December 31, 2005. The increase was mainly attributed to non-cash expenses amounting to $2,897,459 recognized for stock based compensation related to stock options and warrants granted in 2006 pursuant to SFAS 123(R). Excluding the impact of stock based compensation, the Company's comprehensive loss would have decreased as a result of the reduction in R&D expenses and marketing and sales expenses related to the telecommunications business as a result of the Company's re-positioning from communications to bio-pharmaceutical business.

Cost of Revenue and Gross Margin

Cost of sales increased by $898,047 or 507.9% for the Company's fiscal year ended December 31, 2006 compared to the Company's fiscal year ended December 31, 2005. For the year ended December 31, 2006, cost of sales was comprised mainly of the purchasing of vaccine and other bio-pharmaceutical products. The cost of service revenues for the year ended December 31, 2005 was $176,817 which consisted of costs primarily associated with network operations and related personnel, telephony origination and termination services provided by third-party carriers, and indirect costs associated with purchasing, scheduling and quality assurance.

Research and Development Expenses

Research and Development expenses decreased by $611,362 or 100% for the Company's fiscal year ended December 31, 2006 compared to the Company's fiscal year ended December 31, 2005. As a result of the Company's re-positioning for bio-pharmaceutical opportunities from communications services, in 2006, the Company did not incur any Research and Development expenses. R&D expenses were $611,362 in 2005. R&D expenses consisted primarily of compensation paid to personnel involved with system design, implementation, and testing, and equipment costs associated with IP-PCS systems and solutions development. R&D costs, including software development and system integration costs, are expensed as incurred.

Selling, General and Administrative Expenses

Selling, general and administrative ("SG&A") expenses consisted primarily of labor cost and related overhead costs for sales, marketing, finance, legal, human resources and general management. Such costs also include the expenses recognized for stock-based compensation pursuant to FAS 123(R).

SG&A expenses increased by $1,521,226 or 68.2% to $3,752,182 in 2006 from $2,230,956 in 2005. The increase was mainly attributed to the non-cash expenses amounting to $2,897,459 recognized for stock based compensation related to stock options and warrants granted in 2006 pursuant to SFAS 123(R). When excluding the impact of stock based compensation, the Company's SG&A decreased, primarily due to the reduction in marketing and selling expenses related to the telecommunications business as a result of the Company's re-positioning to bio-pharmaceutical business which requires fewer expenses to operate.

Income Taxes

The Company has been incurring operating losses over the years and therefore is only required to accrue and pay minimum taxes according to local tax regulations, except which no income tax provision has been recorded for 2006 or 2005 as a result of the accumulated operating losses incurred.

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. During 2005, the Company received proceeds of $216,247 as a result of the sale of net operating loss carryforwards resulting from accumulated losses through the year ended December 31, 2004.

LIQUIDITY AND CAPITAL RESOURCES

Working capital

As of December 31, 2006, the Company had cash and cash equivalents of $2,307,799 and working capital of $813,683, as compared to cash and cash equivalents of $80,825 and working capital deficit of $1,818,844, respectively, at December 31, 2005. The increase in our working capital reflected an increase in current assets mainly as a result of financing activities. Our current liabilities of $5,151,214 included $1,428,571 in current portion of the two-year Secured Convertible Promissory Notes, and $956,717 in loans from and deferred compensation due to the officers of the Company which are payable on demand.

For the year ended December 31, 2006, the Company used approximately $525,438 of cash for operations as compared to approximately $1,662,834 for the year ended December 31, 2005. This was mainly because, except for non-cash expense factors for approximately $2.9 million, the Company incurred less comprehensive loss during 2006 as compared to 2005, attributed to the factors discussed above.

The Company generated $3 million from financing activities by issuing convertible promissory notes and warrants, proceeds of which were used for its investments in wholly and majority owned subsidiaries. The first installment of this convertible notes was due on March 13, 2007.

The management of the Company acknowledges that its existing cash and cash equivalents may not be sufficient to fund its operations over the next 12 months. Therefore, the ability of the Company to continue as a going concern will be dependent on whether the Company can generate sufficient revenue or obtain funding from alternative sources.

Capital Stock Transactions

In February 2005, the Company completed a private placement of 260,000 shares of common stock at a price of $1.00 per share, or gross proceeds of $260,000.

During the quarter ended, March 31, 2005, the Company granted 402,000 fully vested, non-forfeitable warrants to purchase shares of common stock to two consultants for services in addition to cash payments. Also during the quarter ended, March 31, 2005, the Company granted 100,000 fully vested, non-forfeitable shares of common stock to a consultant for services.

In April 2005, the Company completed a private placement of 95,000 shares of common stock at a purchase price of $1.00 per share, or gross proceeds of $95,000, and, for no additional consideration, a cashless 2-year warrant to purchase an additional 95,000 shares at an exercise price of $1.50 per share. A value of $36,770 of the proceeds has been allocated to the warrant.

In May 2005, the Company completed a private placement of 500,000 shares of common stock at a purchase price of $0.50 per share, or gross proceeds of $250,000, and for no additional consideration, a cashless 5-year warrant to purchase an additional 147,059 shares at an exercise price of $0.75 per share. A value of $71,470 of the proceeds has been allocated to the warrant.

Also in May 2005, the Company completed a private placement of 500,000 shares of common stock at a purchase price of $0.50 per share, or gross proceeds of $250,000, and for no additional consideration, a cashless 5-year warrant to purchase an additional 147,059 shares at an exercise price of $0.75 per share. A value of $68,240 of the proceeds has been allocated to the warrant.

In July 2005, the Company completed a private placement of 1,000,000 of common stock at a purchase price of $0.50 per share, or gross proceeds of $500,000 and, for no additional consideration, a cashless 5-year warrant to purchase an additional 400,000 shares at an exercise price of $0.75 per share. A value of $168,000 of the proceeds has been allocated to the warrant.

Also in July 2005, the Company entered into a service agreement pursuant to which the Company agreed to issue warrants to purchase up to an aggregate of 200,000 shares (the "Service Warrant Shares") of the Company's common stock in exchange for investor relations services. The Company had the right to terminate the service agreement at any time on or after October 5, 2005, upon 30 days prior written notice. The Service Warrant Shares were scheduled to vest in accordance with the following schedule and are purchasable at the following exercise prices:

- 50,000 Service Warrant Shares were immediately vested and may be purchased at an exercise price of $0.90 per share;

- 50,000 Service Warrant Shares were scheduled to vest on the 91st day following the date of the service agreement and were purchasable at an exercise price of $1.10 per share;

- 50,000 Service Warrant Shares were scheduled to vest on the 181st day following the date of the service agreement and were purchasable at an exercise price of $1.30 per share;

- 50,000 Service Warrant Shares were scheduled to vest on the 271st day following the date of the service agreement and were purchasable at an exercise price of $1.50 per share.

The warrants shall terminate on the 24-month anniversary of the effective date of a registration statement filed by the Company to register the resale of the Service Warrant Shares; provided, however, in the event that the Company elects to terminate the service agreement early as described above, the warrants will immediately terminate as to any Service Warrant Shares that are not then vested. By October 5, 2005, the Company terminated the service agreement, resulting in only 50,000 Service Warrant Shares vested with an exercise price of $0.90 per share.

On January 24, 2006, the Company granted 2,701,000 options, of which all are fully vested, to purchase shares of common stock at an exercise price of $0.52, to officers, employees and consultants of the Company.

On January 26, 2006, the Company announced its plans to re-position itself for bio-pharmaceutical and other high growth opportunities in China, while continuing its commercialization of its high potential mobile VoIP solutions.

In conjunction with the Company's re-positioning plans, on February 27, 2006 the Company entered into an agreement to transfer ownership of its Chinese subsidiary Zhejiang Guang Tong Wang Luo Co., Ltd (ZJQC) to third parties. On January 1, 2006, the Company also entered into an agreement to transfer ownership of its U.S. subsidiary China Quantum Communications, Inc. to a former employee.

During the quarter ended June 30, 2006, the Company entered into a Share Exchange Agreement for the purpose of acquiring 100% of the outstanding capital stock of CBL, which has rights to invest in Tianyuan Bio-Pharmaceuticals Company, Ltd. and Zhejiang Tianyuan Biotech Co., Ltd. ("ZTBC"). In exchange for 100% of the outstanding capital of CBL, the Company issued a total of 3,000,000 shares of restricted common stock.

In December 2006, the Company amended its Certificate of Incorporation to increase the number authorized shares of its common stock from 100,000,000 to 200,000,000.

On December 13, 2006, the Company entered into a Subscription Agreement with respect to the issuance and sale of $3,000,000 aggregate principal amount of its Secured Convertible Promissory Notes due December 13, 2008. The Notes are convertible at the option of the holders at any time into shares of the Company's common stock. Prior to the occurrence of an Event of Default (as defined in the Notes), the Notes are convertible at a per share conversion price equal to $0.25 per share. Following the occurrence of an Event of Default (as defined in the Notes), the Notes are convertible at the lesser of $0.25 per share and 75% of the average of the closing bid prices for the common stock for the five trading days prior to the date of conversion. The Notes bear interest at a rate of eight percent (8%) per annum. The Company's obligation to make monthly payments, consisting of principal of and accrued interest on the Notes commenced on March 13, 2007. The Company may, at its option pay the monthly payments in the form of either cash or shares of common stock. In the event that the Company elects to pay the monthly amount in cash, the Company shall be obligated to pay 115% of the principal amount component of the monthly amount and 100% of all other components of the monthly amount. In the event that the Company elects to pay the monthly amount in shares of common stock, the stock shall be valued at an applicable conversion rate equal to the lesser of $0.25 per share or seventy five percent (75%) of the average of the closing bid price of the common stock on the principal market on which the common stock is then traded or included for quotation for the five trading days preceding the applicable repayment date. Provided that an Event of Default has not occurred, the Company may, at its option, prepay the outstanding principal amount of the Notes, in whole or in part, at any time upon 30 days written notice to the holders by paying 120% of the principal amount to be repaid, together with accrued interest thereon plus any other sums due to the date of redemption. The Notes are secured by a Security Agreement entered into by and among the Company, CQCL, CBL, and QCCN and Barbara R. Mittman, as collateral agent for the purchasers of the Notes. The obligations of the Company under the Subscription Agreement with respect to the Notes and the Notes are guaranteed by the CQCL, CBL and QCCN pursuant to a Guaranty, dated as of December 13, 2006, entered into by the CQCL, CBL and QCCN, for the benefit of the purchasers of the Notes.

In connection with the sale of the Notes, the Company also issued to the purchasers of the Notes, Class A Warrants to purchase up to an aggregate of 6,000,000 shares of common stock and Class B Warrants to purchase up to an aggregate of 6,000,000 shares of common stock. One Class A Warrant and one Class B Warrant were issued for each two shares of common stock that would have been issuable on the closing date assuming the complete conversion of the Notes on such date. The Class A Warrants have an exercise price of $0.30 per share and the Class B Warrants have an exercise price of $0.40.

Melton Management Ltd. acted as the finder with respect to the issuance and sale of the Notes and received a warrant to purchase 2,400,000 shares of our common stock at an exercise price of $0.30 per share.

Currency exchange fluctuations

For the purpose of funding operations of our Chinese subsidiary, we have implemented simple currency hedging against fluctuations in the Chinese Renminbi to United States dollar exchange rate.

Need for current financing

Our ability to continue as a going concern is dependent upon our ability to raise capital in the near term to: (1) satisfy our current obligations, and (2) continue our planned re-positioning for bio-pharmaceutical opportunities in China. We do not have sufficient capital to fund our operations at the current level unless we receive additional capital either through external independent or related party funding, revenues from sales, further expense reductions or some combination thereof.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

ITEM 7. FINANCIAL STATEMENTS

The Financial Statements, and the report of the independent registered public accounting firm thereon, filed as part of this Annual Report are identified in the index to the Consolidated Financial Statements on Page F-1 hereto and are set forth on pages F-2 through F-21 hereto and are incorporated herein by reference.

ITEM 8. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 8A. CONTROLS AND PROCEDURES

Evaluation of Disclosure on Controls and Procedures.

Under the supervision and with the participation of our management, including the principal executive officer and the principal accounting officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as of the end of the period covered by this report (the "Evaluation Date"). Based on this evaluation, our principal executive officer and principal accounting officer concluded as of the Evaluation Date that our disclosure controls and procedures were effective such that the material information required to be included in our Securities and Exchange Commission ("SEC") reports is accumulated and communicated to management (including such officers) as appropriate to allow timely decisions regarding required disclosure and recorded, processed, summarized and reported within the time periods specified in SEC rules and forms relating to the Company, including our consolidated subsidiaries.

Changes in Internal Control Over Financial Reporting.

Additionally, there were no changes in our internal control over financial reporting that during the period covered by this Annual Report on Form 10-KSB has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 8B. OTHER INFORMATION

None.

PART III

ITEM 9. DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, CONTROL PERSONS AND CORPORATE GOVERNANCE; COMPLIANCE WITH SECTION 16(A) OF THE EXCHANGE ACT

Information required by Part III, Item 9, regarding CBI's directors may be found in CBI's Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference. Information relating to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, may be found in the Proxy Statement and is incorporated herein by reference.

ITEM 10. EXECUTIVE COMPENSATION

Information required by Part III, Item 10, may be found in CBI's Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 11. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information required by Part III, Item 11, may be found in CBI's Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 12. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

Information required by Part III, Item 12, may be found in CBI's Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

ITEM 13. EXHIBITS

The exhibit index, which follows the signatures page, is hereby incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information required by Part III, Item 14, regarding fees paid to CBI's independent auditors and certain related matters, may be found in CBI's Proxy Statement relating to our 2007 Annual Meeting of Stockholders, and is incorporated herein by reference.

SIGNATURES

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA BIOPHARMA, INC.

Date: March 28, 2007

By: /s/ Peter Wang

Name: Peter Wang
Title: Chief Executive Officer, President and Director

By: /s/ Ya Li

Name: Ya Li
Title: Chief Financial Officer

In accordance with Section 13 or 15(d) of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities and on the dates indicated.

Date: March 28, 2007

By: /s/ Charles Xue

Name: Charles Xue
Title: Director

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
2.1	Share Exchange Agreement, dated June 9, 2004 (incorporated by reference to Exhibit 2.1 to the Company's current report on Form 8-K filed with the SEC on August 8, 2004)
3.1.1	Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3(a) to the Company's registration statement on Form 10-SB filed with the SEC on September 17, 2002)
3.1.2	Certificate of Amendment of Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1.1 to the Company's quarterly report on Form 10-QSB filed with the SEC in November 12, 2004)
3.2	Bylaws of the Company (incorporated by reference to Exhibit 3(a) to the Company's registration statement on Form 10-SB filed with the SEC on September 17, 2002.
4.1	Specimen of Common Stock Certificate of Registrant (incorporated by reference to Exhibit 4(b) to the Company's registration statement on Form 10-SB filed with the SEC on September 17, 2002)
4.2	Techedge, Inc. ("Techedge"), 2005 Equity Compensation Plan and forms of agreement there under (incorporated by reference to Exhibit 4.5 to the Company's registration statement on Form S-8 (Registration No. 333-125742) filed on June 10, 2005)
4.3	Form of Secured Convertible Promissory Note (incorporated by reference to Exhibit 4.1 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
4.4	Form of Class A Warrant (incorporated by reference to Exhibit 4.2 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
4.5	Form of Class B Warrant (incorporated by reference to Exhibit 4.3 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
4.6	Form of Finder Warrant (incorporated by reference to Exhibit 4.4 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
10.1	Joint Venture Contract of Zhejiang Tianyuan Biotech Co., Ltd. cated as of April 6, 2006 between China BioPharma Limited and Zhejiang Tianyuan Biopharmaceutical Co. Ltd.
10.2	Amendment to Joint Venture Contract of Zhejiang Tianyuan Biotech Co., Ltd.

10.3	Techedge 2003 Non-Statutory Stock Option Plan (incorporated by reference to Exhibit 4 to the Company's registration statement on Form S-8 (File No. 333-105885) filed with the SEC on June 6, 2003)
10.4	China Quantum Communications, Ltd. 2001 Stock Plan and forms of agreement thereunder (incorporated by reference to Exhibit 10.6 to the Company's annual report on Form 10-KSB filed with the SEC on March 31, 2005)
10.5	Stock Purchase Agreement, dated as of February 8, 2005, between Techedge, Inc. and Pacific Century Fund LLC (incorporated by reference to Exhibit 10.6 to the Company's current report on Form 8K filed on February 14, 2005)
10.6	Techedge Inc. 2005 Equity Compensation Plan (incorporated by reference to Appendix A to the Company's Proxy Statement filed with the SEC on April 15, 2005)
10.7	Stock Purchase Agreement, dated as of April 26, 2005, between Techedge and Pacific Century Fund LLC (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on April 29, 2005)
10.8	Warrant dated April 26, 2005 issued to Pacific Century Fund LLC (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on April 29, 2005)
10.9	Subscription Agreement, dated as of April 29, 2005, between Techedge, Whalehaven Capital Fund Limited and Alpha Capital Aktiengesellschaft (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on May 5, 2005)
10.10	Warrant dated April 29, 2005 issued to Whalehaven Capital Fund Limited (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on May 2, 2005)
10.11	Funds Escrow Agreement dated as of April 29, 2005 by and among Techedge, Whalehaven Capital Fund Limited and Alpha Capital Aktiengesellschaft, among other parties (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed on May 5, 2005)
10.12	Warrant dated May 4, 2005 issued to Alpha Capital Aktiengesellschaft (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed on May 5, 2005)
10.13	Amendment to Subscription Agreement, dated as of May 27, 2005, by and among Techedge, Whalehaven Capital Fund Limited and Alpha Capital Aktiengesellschaft (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed on June 3, 2005)

10.14	Subscription Agreement, dated December 13, 2006, by and among the Company and the subscribers identified on the signature page thereto (incorporated by reference to Exhibit 10.1 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
10.15	Security Agreement, dated December 13, 2006, by and between the Company, China Quantum Communications Ltd., China Biopharma Ltd., Guang Tong Wang Luo (China) Co. Ltd., and Barbara R. Mittman, as collateral agent for the Subscribers (incorporated by reference to Exhibit 10.2 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
10.16	Guaranty, dated as of December 13, 2006, entered into by the Subsidiaries, for the benefit of the Subscribers (incorporated by reference to Exhibit 10.3 to the Company's current report on Form 8-K filed with the SEC on December 13, 2006)
21.1	List of subsidiaries of the Company, filed herewith.
23.1	Consent of Patrizio & Zhao, LLC, filed herewith.
31.1	Certification of Chief Executive Officer pursuant to Rule 13A-14(A)/15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
31.2	Certification of the Principal Financial Officer pursuant to Rule 13A-14(A)/15D-14(A) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, filed herewith.
32.1	Certification of Chief Executive Officer Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), filed herewith.
32.2	Certification of Chief Financial Officer Pursuant to 18 U.S.C. 1350 (Section 906 of the Sarbanes-Oxley Act of 2002), filed herewith.

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2006 AND 2005

FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Board of Directors
China Biopharma, Inc. and Subsidiaries:
(Formerly Techedge, Inc)

We have audited the accompanying consolidated balance sheet of China Biopharma, Inc. and Subsidiaries (a Delaware corporation in the development stage, formerly Techedge, Inc.) (the "Company") for the year ended December 31, 2006, and the related consolidated statements of operations, changes in stockholders' equity (deficit), and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2006 consolidated financial statements referred to above present fairly, in all material respects, the financial position of China Biopharma, Inc. and Subsidiaries as of December 31, 2006, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 4 to the consolidated financial statements, the Company has suffered recurring losses from operations and is in a working capital deficit position that raises substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 4. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey
March 9, 2007

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED BALANCE SHEET

DECEMBER 31, 2006

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	2,307,799
Accounts receivable, net of bad debt reserve of $53,620		941,556
Due from related parties		151,534
Other receivables		292,578
Deferred compensation cost		141,900
Advance payments		2,129,530
Total Current Assets		5,964,897
INTANGIBLES -GOODWILL		1,761,050
PROPERTY AND EQUIPMENT, NET		90,069
Total Assets	$	7,816,016

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	2,722,816
Current portion of long-term debt		1,428,572
Other Liabilities		43,110
Due to officers		956,717
Total Current Liabilities		5,151,215
LONG TERM DEBT		1,571,429
MINORITY INTEREST		2,229,950
STOCKHOLDERS' EQUITY (DEFICIT)		
Common stock, stated value $.0001, 200,000,000 shares authorized; 85,520,000 shares issued and Outstanding		8,552
Additional paid-in capital		11,037,136
Deficit accumulated during development stage		(12,275,115)
Accumulated other comprehensive income		92,850
Total Stockholders' Equity (Deficit)		(1,136,577)
Total Liabilities and Stockholders' Equity	$	7,816,016

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF OPERATIONS

	For the Years Ended December 31, 2006	For the Years Ended December 31, 2005	For the Period From September 13, 2000 (Date of Inception) to December 31, 2006
REVENUE	$ 1,202,763	$ 380,519	$ 2,740,721
COSTS AND EXPENSES			
Cost of sales	1,074,864	176,817	1,839,605
Research and development	-	611,362	2,274,698
Selling, general and administrative (including stock-based compensation of $2,897,459, $-0- and $2,911,070 respectively)	3,752,182	2,230,956	10,023,802
Depreciation and amortization	38,811	95,200	380,184
Total Costs and Expenses	4,865,857	3,114,335	14,518,289
(LOSS) FROM OPERATIONS	(3,663,094)	(2,733,816)	(11,777,568)
OTHER INCOME (EXPENSE)			
Loss from unconsolidated subsidiary	-	-	(60,134)
Sale of net operating loss carryforwards	-	216,247	216,247
Gain on foreign currency	-	-	660
Interest income (expense), net	-	420	34,299
Non operating expenses	(364,452)	-	(364,452)
Total Other Income (Expense)	(364,452)	216,667	(173,380)
(LOSS) BEFORE CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(4,027,546)	(2,517,149)	(11,950,948)
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE, NET OF TAX	-	(324,167)	(324,167)
NET (LOSS)	(4,027,546)	(2,841,316)	(12,275,115)
UNREALIZED GAIN (LOSS) ON FOREIGN CURRENCY TRANSLATION, NET OF TAX	40,649	-	37,123
COMPREHENSIVE (LOSS)	($ 3,986,897)	($ 2,841,316)	($ 12,237,992)
LOSS PER COMMON SHARE, BASIC	($ 0.05)	($ 0.03)	
LOSS PER COMMON SHARE, DILUTED	($ 0.05)	($ 0.03)	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, BASIC	85,520,000	81,528,260	
WEIGHTED AVERAGE COMMON SHARES OUTSTANDING, DILUTED	85,520,000	81,528,260	

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY (DEFICIT)

FOR THE PERIOD FROM SEPTEMBER 13, 2000 (DATE OF INCEPTION) TO December 31, 2006

	Preferred Series A Stock		Common Stock			(Deficit)		
	Shares	$.0001 Stated Value	Shares	$.0001 Stated Value	Additional Paid-In Capital	During Development Stage	Other Comprehensive Income	Accumulated Stockholders' Equity (Deficit)
BALANCE - September 13, 2000 (date of inception)	-	$ -	-	$ -	$ -	$ -	$ -	$ -
Common stock issued in private placement	-	-	63,619,200	6,362	-	(1,562)	-	4,800
Net loss	-	-	-	-	-	(93,837)	-	(93,837)
BALANCE - DECEMBER 31, 2000	-	$ -	63,619,200	6,362	-	(95,399)	-	(89,037)
Preferred stock issued in private placement	5,301,600	530	-	-	3,999,470	-	-	4,000,000
Foreign currency translation		-	-	-	-	-	(825)	(825)
Net loss	-	-	-	-	-	(1,251,210)	-	(1,251,210)
BALANCE - DECEMBER 31, 2001	5,301,600	$ 530	63,619,200	6,362	3,999,470	(1,346,609)	(825)	2,658,928
Issuance of common stock in consideration for all of the assets of WCG Communications LLC	-	-	3,976,200	398	111,465	-	-	111,863
Issuance of preferred stock in consideration for 100% ownership of Zhejiang VSAT Satellite Communication Co., Ltd.	1,325,400	133	-	-	226,395	-	-	226,528
Foreign currency translation	-	-	-	-	-	-	3,716	3,716
Net loss	-	-	-	-	-	(1,550,180)	-	(1,550,180)
BALANCE - DECEMBER 31, 2002	6,627,000	$ 663	67,595,400	$ 6,760	4,337,330	(2,896,789)	2,891	1,450,855
Stock issued for services	18,025	2	144,204	14	13,595	-	-	13,611
Foreign currency translation	-	-	-	-	-	(3,155)	(3,155)	-
Net loss	-	-	-	-	-	(1,063,842)	-	(1,063,842)
BALANCE - DECEMBER 31, 2003	6,645,025	$ 665	67,739,604	$ 6,774	4,350,925	(3,963,786)	(264)	397,469
Repurchase and cancellation of common stock	-	-	(5,725,728)	(573)	141	-	-	(432)
Common stock issued in private placement	-	-	3,340,008	334	503,666	-	-	504,000
Effect of merger and recapitalization	(6,645,025)	(665)	14,646,116	1,465	(800)	-	-	-
Foreign currency translation	-	-	-	-	-	-	(3,262)	(3,262)
Net loss	-	-	-	-	-	(1,445,622)	-	(1,445,622)
BALANCE - DECEMBER 31, 2004	-	$ -	80,000,000	$ 8,000	$ 4,853,932	($5,406,253)	($ 3,526)	($ 547,847)
Common stock issued in private placement	-	-	2,455,000	246	1,669,905	-	-	1,670,151
Foreign currency translation	-	-	-	-	-	-	55,727	55,727
Net loss	-	-	-	-	-	(2,841,316)	-	(2,841,316)
BALANCE - DECEMBER 31, 2005	-	$ -	82,455,000	$ 8,246	$ 6,523,863	($8,247,569)	$ 52,201	($1,663,259)
Common stock issued in private placement	-	-	3,065,000	306	4,513,273	-	-	4,513,579
Foreign currency translation	-	-	-	-	-	-	40,649	40,349
Net loss	-	-	-	-	-	(4,027,546)	-	(4,027,546)
BALANCE - DECEMBER 31, 2006	-	$ -	85,520,000	$ 8,552	$ 11,037,136	($12,275,115)	$ 92,850	($1,136,577)

The accompanying notes are an integral part of these consolidated financial statements.

CHINA BIOPHARMA, INC. AND SUBSIDIARIES
(FORMERLY TECHEDGE, INC)
(A DEVELOPMENT STAGE COMPANY)

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the Years Ended December 31, 2006	For the Years Ended December 31, 2005	For the Period From September 13, 2000 (Date of Inception) to December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES			
Net loss	($4,027,546)	($2,841,316)	($12,275,115)
Adjustments to reconcile net loss to net cash used in operating activities:			
Depreciation and amortization	38,811	136,000	526,184
Minority interest	2,229,950	-	-
Cumulative effect of change in accounting principle	-	324,167	324,167
Loss on unconsolidated subsidiary	-	-	60,134
Provision for doubtful accounts	-	-	14,326
Loss on foreign currency translation	-	-	(3,526)
Loss on disposal of subsidiaries, net of tax	48,142	-	48,142
Share based payment	2,897,459	-	2,911,070
Changes in assets and liabilities:			
Accounts receivable	(860,731)	(45,886)	(941,556)
Due from related parties	108,209	(41,485)	(151,534)
Other receivables	(292,578)	-	-
Advance payments	(2,129,530)	-	-
Prepaid expenses and other current assets	48,207	(32,103)	-
Other assets	45,028	(14,791)	-
Accounts payable and accrued expenses	1,568,880	869,731	2,722,816
Other liabilities	(199,739)	(17,151)	43,110
Net Cash Used In Operating Activities	(525,438)	(1,662,834)	(6,721,782)
CASH FLOWS FROM INVESTING ACTIVITIES			
Investment in unconsolidated subsidiary	-	-	(409,832)
Increase in goodwill	-	-	-
Purchase of property and equipment	(18,349)	(50,786)	(262,112)
Net Cash Used In Investing Activities	(18,349)	(50,786)	(671,944)
CASH FLOWS FROM FINANCING ACTIVITIES			
Net proceeds from private placement of common stock	932	220	1,898,583
Repurchase of treasury stock	-	-	(432)
Net proceeds from private placement of common stock	-	1,669,931	4,000,000
Net proceeds from convertible debt	3,000,000	-	3,000,000
Proceeds from officers' advances	82,275	-	874,442
Net Cash Provided By Financing Activities	3,083,207	1,670,151	9,772,593
EFFECT OF FOREIGN CURRENCY CONVERSION ON CASH	(295,229)	52,201	(71,068)
NET INCEASE IN CASH	2,244,191	8,732	2,307,799
CASH AND CASH EQUIVALENTS - BEGINNING	63,608	54,876	-
CASH AND CASH EQUIVALENTS - ENDING	$ 2,307,799	$ 63,608	$ 2,307,799

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

China Biopharma, Inc. ("CBI" or "the Company") is a provider of biopharmaceutical products with its focus mainly on the development and sale of human vaccines. In 2006, CBI re-focused its business from telecommunications to biopharmaceuticals. Currently, CBI develops its products in China and distributes these products in China and in one other country. The Company has established its distribution and development platform in China as a result of its acquisition of its interest in its majority owned subsidiary, Hainan CITIC Bio-pharmaceutical Development Co., Ltd. ("HCBD") and, as a result of its joint venture with Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd.

The Company was incorporated as Techedge, Inc. ("Techedge") in Delaware in July 2002 to serve as the successor to the business and interests of BSD Development Partners, LTD. BSD was a Delaware limited partnership formed in 1997 for the purpose of investing in the intellectual property of emerging and established companies BSD merged with Techedge in September 2002. From September 2002 until June 2004, Techedge endeavored to continue the business of BSD and sought to enhance the liquidity of the securities owned by its investors by becoming subject to the reporting requirements of the Exchange Act and by seeking to have its common stock quoted on the OTC Bulletin Board, or OTCBB.

China Quantum Communications, Ltd. ("CQ") was organized on October 4, 2000. The primary business of China Quantum Communications, Ltd. is to provide wireless, VoIP, and value-added communication services to commercial and residential users in the U.S. and China.

On December 29, 2000, CQ purchased 100% of the common stock of China Quantum Communications, Inc., which was formed on September 13, 2000, and China Quantum Communications, Inc. became a wholly owned subsidiary. Based on its controlling interest in China Quantum Communications, Inc., the operating results of China Quantum Communications, Inc. are included in the consolidated results of the Company since December 29, 2000.

On January 21, 2001, CQ formed China Quantum Communications, Ltd. (China), a wholly owned subsidiary. Based on its controlling interest in China Quantum Communications Ltd. (China), the operating results of China Quantum Communications, Ltd. (China) are included in the consolidated results of the Company since January 21, 2001.

In January 2001, CQ purchased 100% ownership of Zhejiang VSAT Satellite Communications Co., Ltd., owned in the majority by the Company's CEO. In September 2002, the Board of Directors authorized the issuance of 1,325,400 shares of Series A preferred stock as final consideration for the transaction. This transaction was accounted for as a purchase pursuant to SFAS Statement No. 141, "Business Combinations". The total purchase price of approximately $226,528, which was based on the fair market value of the assets purchased, was allocated among the various assets purchased in the acquisition.

On June 9, 2004, Techedge, Inc., acquired all of the issued and outstanding stock of China Quantum Communications, Ltd., a Cayman Islands company ("CQ"), pursuant to a Share Exchange Agreement (the "Exchange Agreement"), by and among the Company, the shareholders of the Company, CQ and the shareholders of CQ.

Pursuant to the Exchange Agreement, CQ became a wholly-owned subsidiary of the Company, and in exchange for the CQ shares, the Company issued 72,000,000 shares of its common stock to the shareholders of CQ, representing approximately 90% of the Company's outstanding stock at the time.

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS (continued)

For accounting purposes, because the Company had become a shell company prior to the share exchange, the share exchange was treated as a recapitalization of the Company. As such, the historical financial information prior to the share exchange is that of CQ and its subsidiaries. Historical share amounts have been restated to reflect the effect of the share exchange.

On January 26, 2006, the Company announced its plans to re-position itself for bio-pharmaceutical and other high growth opportunities in China, while continuing its commercialization of its high potential Mobile Voice over IP solutions.

In conjunction with the Company's re-positioning plans, on February 27, 2006 the Company entered into an agreement to transfer ownership of its Chinese subsidiary Zheiiang Guang Tong Wang Luo Co., Ltd to third parties. On January 1, 2006, the Company also entered into an agreement to transfer ownership of its U.S. subsidiary China Quantum Communications, Inc. to a former employee.

During the quarter ended June 30, 2006, the Company entered into a Share Exchange Agreement for the purpose of acquiring 100% of the outstanding capital stock of China Biopharma Limited ("CBL"), a Cayman Islands Company, which has rights to invest in Tianyuan Bio-Pharmaceuticals Company, Ltd. and Zhejiang Tianyuan Biotech Co., Ltd. ("ZTBC"). In exchange for 100% of the outstanding capital of CBL, the Company issued a total of 3,000,000 shares of restricted common stock.

On July 14, 2006, Techedge and China Biopharma, Inc. ("CBI"), a Delaware corporation and a wholly-owned subsidiary of Techedge, executed and delivered a Plan and Agreement of Merger whereby the parties agreed to merge CBI with and into Techedge, with Techedge being the surviving corporation. By virtue of, and effective upon the consummation of the Merger, the Certificate of Incorporation of the Company was amended to change its name from "Techedge, Inc." to "China Biopharma, Inc." The Merger became effective on August 10, 2006.

Zhejiang Tianyuan Biotech Co., Ltd. ("ZTBC") is a Sino-US joint Venture between China Biopharma Limited and Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. ("Zhenjiang Tianyuan"). The Company owns 65% of ZTBC and Zhejiang Tianyuan owns 35% of ZTBC. ZTBC was formed on June 24, 2006 and was funded on December 22, 2006. Of the total $3,000,000 initial capitalization of ZTBC, CBL invested $1,950,000 and Zhejiang invested $1,050,000 in cash.

In April 2006, ZTBC acquired 20% of the outstanding stock of HCBD from three individuals in consideration for a payment of $600,000; In August 2006, ZTBC acquired an additional 40% of the outstanding stock of HCBD from CITIC Pharmaceutical and China Biological Engineering Corporation in consideration for a payment of $1,200,000. In December 2006, ZTBC acquired another 10% of the outstanding stock of HCBD from one individual in consideration for a payment of $300,000. The remaining 30% of HCBD is owned by Zhejiang Tianyuan Bio-pharmaceutical Co., Ltd. (20%) and by one of its original owners (10%).

The Company's products consist of primarily vaccines for preventing and treating various diseases and illnesses in humans. Currently, the Company provides and distributes its products in China and also exports them internationally.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements include the accounts of China Biopharma, Inc. and it's wholly and majority owned subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

REVENUE RECOGNITION

The Company recognizes revenue for its products and services at the time the products and the services we sold are provided to the end user.

CASH AND CASH EQUIVALENTS

For the purposes of the statements of cash flows, the Company considers cash and cash equivalents to include cash on hand, deposits in banks, and all highly liquid investments with a maturity of three months or less.

ACCOUNTS RECEIVABLE AND BAD DEBT RESERVES

The Company provides credit in the normal course of business. The Company continuously performs credit evaluations of its customers, considering numerous inputs including past payment history, financial condition, and other information. While the Company believes that adequate allowances for doubtful accounts have been provided in the financial statements, it is possible that the Company could experience unexpected credit losses.

The Company provides for an allowance for doubtful accounts equal to the estimated losses that will be incurred in the collection of all receivables. Estimated losses are based on a review of the current status of the existing receivables. The bad debt reserve was $53,620 at December 31, 2006.

PROPERTY AND EQUIPMENT

Property and equipment is recorded at cost. Depreciation is provided on the straight-line method over the estimated useful lives of five years. Repairs and maintenance expenditures, which do not extend the useful lives of the related assets, are expensed as incurred.

Under SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets", the Company's long-lived assets are evaluated for impairment when events or changes in business circumstances indicate that the carrying amount of the assets may not be fully recoverable. The Company also assesses these assets for impairment based on their estimated future cash flows. The Company has not incurred any losses in connection with the adoption of this statement.

USE OF ESTIMATES

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

INCOME TAXES

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards No. 109, Accounting for Income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

FINANCIAL INSTRUMENTS

The carrying amounts reported in the consolidated balance sheet for China Biopharma, Inc.'s cash, accounts receivable, accounts payable, and accrued expenses approximate their fair values due to the short maturities of these financial instruments.

The carrying amounts reported in the consolidated balance sheets for China Biopharma, Inc.'s amounts recorded as other liabilities and due to officers approximate their values based on current rates at which the Company could borrow funds with similar maturities.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising expense was $-0-, $7,684 and $159,731 for the years ended December 31, 2006 and 2005 and for the period from September 13, 2000 (date of inception) to December 31, 2006, respectively.

COMPREHENSIVE INCOME (LOSS)

The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes rules for the reporting of comprehensive income and its components. In addition to net loss, comprehensive income (loss) includes all changes in equity during a period, except those resulting from investments by and distributions to owners. Items of comprehensive income include foreign currency translation adjustment.

RESEARCH AND DEVELOPMENT COSTS

Research and development costs are charged to operations as incurred and amounted to $-0-, $611,362, and $2,274,698 for the years ended December 31, 2006 and 2005 and for the period from September 13, 2000 (date of inception) to December 31, 2006, respectively. Costs consist primarily of salaries and related costs of employees engaged in research, design and development activities, the cost of parts for prototypes and equipment depreciation.

FOREIGN CURRENCY TRANSLATION

Substantially all of the Company's operations are conducted in China and the financial statements are translated from China's Renminbi, the functional currency, into U.S. Dollars in accordance with SFAS No. 52, "Foreign Currency Translation." Accordingly, all foreign currency assets and liabilities are translated at the period-end exchange rate and all revenues and expenses are translated at the average exchange rate for the period.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

FOREIGN CURRENCY TRANSLATION (continued)

The effects of translating the financial statements of foreign subsidiaries into U.S. Dollars are reported as a cumulative translation adjustment, a separate component of comprehensive income in stockholder's equity. Foreign currency transaction gains and losses are reported in earnings and consisted of $-0- of gains in 2006, $-0- of gains in 2005 and $660 of gains for the period from September 13, 2000 (date of inception) to December 31, 2006.

LOSS PER COMMON SHARE, BASIC AND DILUTED

China Biopharma, Inc. accounts for net loss per common share in accordance with the provisions of SFAS No. 128, "Earnings per Share" ("EPS"). SFAS No. 128 requires the disclosure of the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock or resulted in the issuance of common stock that then shared in the earnings of the entity. Certain common equivalent shares have been excluded from the computation of diluted EPS since their effect would be anti-dilutive.

CONCENTRATIONS OF BUSINESS AND CREDIT RISK

FINANCIAL RISKS

At times throughout the year, the Company may maintain certain bank account balances in excess of FDIC insured limits.

GEOGRAPHICAL RISKS

For the year ended December 31, 2006, substantially all of the Company's assets and operations were based in China. Therefore, the Company's business, financial condition and results of operations may be adversely affected by significant political, economical and social uncertainties in China.

SEGMENT REPORTING

In accordance with SFAS No. 131 "disclosures about segments of Enterprises and related information", the Company is considered to be a single reporting segment.

RECLASSIFICATIONS

Certain amounts in the 2005 financial statements have been reclassified for comparative purpose to conform to presentation in the 2006 financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENT ACCOUNTING PRONOUNCEMENTS

In September 2006, the SEC issued Staff Accounting Bulletin No. 108 "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements" ("SAB 108"). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a current year misstatement. The SEC staff believes that registrants should quantify errors using both a balance sheet and income statement approach and evaluate whether either approach results in quantifying misstatement that, when all relevant quantitative and qualitative factors considered, is material. SAB 108 is effective for fiscal years ending on or after November 15, 2006, with early application encouraged. The Company does not believe that SAB 108 will have a material impact on its financial position or results of operations.

In September 2006, the FASB issued SFAS No. 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans - an amendment of FASB Statements No. 87, 88, 106 and 132®" ("SFAS 158") requires employers to recognize the overfunded or underfunded status of a defined benefit post-retirement plan as an asset or liability in its statement of financial position. Further, SFAS 158 requires employers to recognize changes in the funded status in the year in which the changes occur through comprehensive income. SFAS 158 is effective for fiscal years ending after December 15, 2006. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

In September 2006, the FASB issued SFAS No. 157, "Fair Value Measurements" ("SFAS 157"). SFAS 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS 157 requires companies to disclose the fair value of its financial instruments according to a fair value hierarchy (i.e., levels 1, 2, and 3, as defined). Additionally, companies are required to provide enhanced disclosure regarding instruments in the level 3 category, including a reconciliation of the beginning and ending balances separately for each major category of assets and liabilities. SFAS 157 is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements

In June 2006, the FASB ratified the consensus reached by the EITF related to EITF Issue No. 06-5 "Accounting for Purchases of Life Insurance - Determining the Amount That Could Be Realized in Accordance with FASB Technical Bulletin No. 85-4, Accounting for Purchases of Life insurance" ("EITF 06-5"), which requires that a policyholder consider additional amounts included in the contractual terms of the policy in determining the amount that could be realized under the life insurance policy. EITF 06-5 provides additional guidance for determining the amount to be realized, including the policy level for which the analysis should be performed, amounts excluded and measurement criteria. EITF 06-5 is effective for fiscal years beginning after December 15, 2006. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In June 2006, the Financial Accounting Standards Board ("FASB") issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. FIN 48 is effective for fiscal years beginning after December 15, 2006. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

In November 2005, the FASB issued Staff Position Nos. FAS 115-1 and FAS 124-1, "The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments". This statement addresses the determination as to when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The statement is effective for reporting periods beginning after December 15, 2005. The Company does not believe adoption of this statement will have material impact on the Company's financial statements.

In October 2005, the FASB issued Staff Position No. 13-1, "Accounting for Rental Costs Incurred During a Construction Period", or FSP 13-1 states that rental costs associated with ground or building operating leases incurred during a construction period shall be recognized as rental expense and not capitalized. FSP 13-1 is effective for the first reporting period beginning after December 15, 2005. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

In June 2005, the EITF reached a consensus on EITF 05-6, "Determining the Amortization Period for Leasehold Improvements Purchased after Lease Inception or Acquired in a Business Combination". EITF 05-6 requires leasehold improvements purchased after the beginning of the initial lease term or that are acquired in a business combination to be amortized over the lesser of the useful life of the assets of a term that includes the original lease term plus any renewals that are reasonably assured at the date the leasehold improvements are purchased or acquired. In September 2005, the EITF modified the consensus to clarify that this issue does not apply to preexisting leasehold improvements. This guidance was effective for leasehold improvements purchased or acquired in reporting periods beginning after June 29, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In June 2005, the FASB issued Staff Position No. 143-1, "Accounting for Electronic Equipment Waste Obligations", or FSP 143-1 provides guidance on how commercial users and producers of electronic equipment should recognize and measure asset retirement obligations that arise from European Union ("EU") Directive 2002/96/EC on Waste Electrical and Electronic Equipment (the "Directive"). FSP 143-1 is effective the later of the first reporting period that ends after June 8, 2005 or the date that the EU-member country adopts a law to implement the Directive. The Company does not believe adoption of this statement will have a material impact on the Company's financial statement.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

RECENT ACCOUNTING PRONOUNCEMENTS (continued)

In May 2005, the FASB issued SFAS No. 154, "Accounting Changes and Error Corrections", which changes the requirements for the accounting and reporting of a change in accounting principle. SFAS No. 154 applies to all voluntary changes in accounting principle as well as to changes required by an accounting pronouncement that does not include specific transition provisions. SFAS No. 154 requires that changes in accounting principle be retrospectively applied. SFAS No. 154 is effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not believe adoption of this statement will have a material impact on the Company's financial statements.

In March 2005, the FASB issued Interpretation No. 47, "Accounting for Conditional Asset Retirement Obligation", or FIN 47, to clarify that the term "conditional asset retirement obligation" as used in SFAS No. 143 refers to a legal obligation to perform an asset retirement activity in which the timing and/or method of settlement are conditional on a future event that may or may not be within the control of the entity. An entity must recognize a liability for the fair value of a conditional asset retirement obligation if the fair value of the liability can be reasonably estimated. FIN 47 also defines when an entity would have sufficient information to reasonably estimate the fair value of an asset retirement obligation. FIN 47 is effective no later than the end of fiscal years ending after December 15, 2005. The adoption of this statement did not have a material impact on the Company's financial statements.

In December 2004, the Financial Accounting Standards Board, or FASB, issued SFAS No. 123 (Revised 2004) "Share-based Payment" that will require compensation costs related to share-based payment transactions to be recognized in the financial statements. With limited exceptions, the amount of compensation cost will be measured based on the fair value on the date of grant of the equity or liability instruments issued. In addition, the fair value of liability instruments will be remeasured each reporting period. Compensation cost will be recognized over the period that an employee provides services in exchange for the award. In March 2005, the SEC issued Staff Accounting Bulletin 107 which describes the SEC staff's expectations in determining the assumptions that underlie the fair value estimates and discusses the interaction of SFAS No. 123 (Revised) with existing SEC guidance. In April 2005, the SEC deferred the effective date for SFAS No. 123 (Revised) to the beginning of the first fiscal year that begins after June 15, 2005. The adoption of this statement did not have material impact on the Company's financial statements.

In October 2004, the Emerging Issues Task Force, or EITF, finalized its consensuses on EITF 04-01, "Accounting for Preexisting Relationships between the Parties to a Business Combination". The consensuses in EITF 04-01 provide guidance on how to account for the settlement of a preexisting relationship and how it affects the accounting of the business combination. EITF 04-01 is effective for business combinations consummated in reporting periods beginning after October 13, 2004. The adoption of this statement did not have material impact on the Company's financial statements.

NOTE 3 - ADOPTION OF NEW ACCOUNTING STANDARDS

On January 1, 2006, the Company adopted the provisions of Statement of Financial Accounting Standards (SFAS) No. 123(R) "Share-Based Payment" using the modified prospective application. The Company has been expensing share based awards granted after January 1, 2003 under the provisions of SFAS No. 123 "Accounting for Stock-Based Compensation". For the fiscal year ended December 31, 2006, included in net loss was expense of $2,897,459 after tax of stock based compensation related to stock options and warrants granted. If the Company had followed the fair value recognition provisions of SFAS 123(R) for all outstanding and unvested stock options and other stock-based compensation for the fiscal year ended December 31, 2005, there would have been no material impact on the Company's financial statements.

NOTE 4 - LOSSES DURING THE DEVELOPMENT STAGE AND MANAGEMENT'S PLANS

Through December 31, 2006 the Company had incurred development stage losses totaling $12,275,115. and net cash used in operation activities of $6,721,782. At December 31, 2006, the Company had $2,307,799 of cash and cash equivalents and $941,556 of net trade receivables to fund short-term working capital requirements.

The Company's ability to continue as a going concern and its future success is dependent upon its ability to raise capital in the near term to: (1) satisfy its current obligations, and (2) continue it's planned repositioning for bio-pharmaceutical opportunities in China.

The Company believes that it will be able to complete the necessary steps in order to meet its cash flow requirements throughout fiscal 2007. Management's plans in this regard include, but are not limited to, the following:

Management believes that actions presently being taken to complete the Company's development stage through re-focusing its business from telecommunications to biopharmaceuticals will be successful. However, there can be no assurance that CBI will generate sufficient revenues to provide positive cash flows from operations or that sufficient capital will be available, when required, to permit the Company to realize its plans. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 5 - SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION

	December 31,		For the period from September 13, 2000 (date of inception) to
	2006	2005	December 31, 2006
Interest paid	$ -	$ -	$ -
Income taxes paid	$ 800	$ 800	$ 3,773

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, at cost, consists of the following at December 31, 2006:

Equipment	$	601,186
Office furniture and equipment		15,067
		616,253
Less: Accumulated depreciation		(526,184)
	$	90,069

Depreciation expense for the years ended December 31, 2006 and 2005 and for the period from September 13, 2000 (date of inception) to December 31, 2006, was $38,811, $136,000 and $526,184, respectively, of which $-0-, $32,245 and $146,000 respectively, was included in research and development expense.

NOTE 7 - STOCKHOLDERS' EQUITY

On October 4, 2000, in connection with its incorporation, China Quantum Communications, Ltd. ("CQ") had authorized capital of 50,000 ordinary shares with a par value of $0.0001.

On January 2, 2001, CQ sold 48,000,000 ordinary shares (which were exchanged for 63,619,200 shares of Techedge common stock as part of the Share Exchange (as defined below) in a private placement with proceeds of $4,800.

On January 10, 2001, CQ increased its authorized capital to 60,000,000 ordinary shares, par value $0.0001 per share, by subdividing its existing authorized shares.

On May 2, 2001, CQ sold 4,000,000 Series A preferred shares (which were exchanged for 5,301,600 shares of Techedge common stock as part of the Share Exchange) in a private placement for proceeds of $4,000,000.

On May 2, 2001, CQ increased its authorized capital to provide for 75,000,000 ordinary shares, par value $0.0001 per share, and 6,250,000 Series A preferred shares.

On September 18, 2002, CQ issued 3,000,000 ordinary shares (which were exchanged for 3,976,200 shares of Techedge common stock as part of the Share Exchange) shares for all of the assets of WCG Communications, LLC, a company owned in the majority by the Company's CEO for $111,863, the fair market value.

On September 18, 2002, CQ issued 1,000,000 Series A preferred shares (which were exchanged for 1,325,400 shares of Techedge common stock as part of the Share Exchange) for 100% ownership of Zhejiang VSAT Satellite Communication Co., Ltd., a company owned in the majority by the Company's CEO for $226,528, the fair market value.

During the year ended December 31, 2003, CQ issued 108,800 ordinary shares (which were exchanged for 144,204 shares of Techedge Common Stock in the Share Exchange) and 13,600 Series A preferred shares (which were exchanged for 18,025 shares of Techedge common stock in the Share Exchange) to consultants for services performed. The Company recognized a charge of operations of $13,611, based upon the fair market value of the services provided.

NOTE 7 - STOCKHOLDERS' EQUITY (continued)

On May 6, 2004, the CQ board of directors approved the purchase and cancellation of 4,320,000 ordinary shares from a related party for an aggregate price of $432.

On June 4, 2004, CQ sold 2,520,000 ordinary shares (which were exchanged for 3,340,008 shares of Techedge common stock in the Share Exchange) in a private placement for proceeds of $504,000.

On June 9, 2004, the Company completed the merger with CQ, Pursuant to the Exchange agreement; the shareholders of CQ exchanged all of their outstanding preferred and common shares (5,013,600 and 49,308,800, respectively) for 72,000,000 shares of the Company's common stock, representing approximately 90% of the Company's common stock at the time.

In February 2005, the company completed a private placement of 260,000 shares of common stock at a purchase price of $1.00 per share, or gross proceeds of $260,000.

During the quarter ended, March 31, 2005, the Company granted 402,000 fully vested, nonforfeitable warrants to purchase shares of common stock to two consultants for services in addition to cash payments.

During the quarter ended, March 31, 2005, the Company granted 100,000 fully vested, nonforfeitable shares of common stock to a consultants for services

In April 2005, the company completed a private placement of 95,000 shares of common stock at a purchase price of $1.00 per share, or gross proceeds of $95,000, and, for no additional consideration, a cashless 2-year warrant to purchase additional 95,000 shares at an exercise price of $1.50 per share. A value of $36,770 of the proceeds has been allocated to the warrant.

In May 2005, the Company completed a private placement of 500,000 shares of common stock at a purchase price of $0.50 per share, or gross proceeds of $250,000, and for no additional consideration, a cashless 5-year warrant to purchase an additional 147,059 shares at an exercise price of $0.75 per share. A value of $71,470 of the proceeds has been allocated to the warrant.

Also in May 2005 the Company completed a private placement of 500,000 shares of common stock at a purchase price of $0.50 per share, or gross proceeds of $250,000, and for no additional consideration, a cashless 5-year warrant to purchase an additional 147,059 shares at an exercise price of $0.75 per share. A value of $68,240 of the proceeds has been allocated to the warrant.

In July 2005, the Company completed a private placement of 1,000,00,000 shares of common stock at a purchase price of $0.50 per share, or gross proceeds of $500,000, and for no additional consideration, a cashless 5-year warrant to purchase an additional 400,000 shares at an exercise price of $0.75 per share. A value of $168,000 of the proceeds has been allocated to the warrant.

In July 2005, the Company entered into a service agreement pursuant to which the Company agreed to issue warrants to purchase up to an aggregate of 200,000 shares (the Warrant Shares) of the Company's common stock in exchange for investor relations services. Techedge has the right to terminate the service agreement at any time on or after October 5, 2005, upon 30 days prior written notice. The Warrant Shares shall vest in accordance with the following schedule and are purchasable at the following exercise prices:

NOTE 7 - STOCKHOLDERS' EQUITY (continued)

50,000 Warrant Shares are immediately vested and may be purchased at an exercise price of $0.90 per share;

50,000 Warrant Shares will vest on the 91st day following the date of service agreement and may be purchased at an exercise price of $1.10 per share;

50,000 Warrant Shares will vest on the 181st day following the date of service agreement and may be purchased at an exercise price of $1.30 per share;

50,000 Warrant Shares will vest on the 271st day following the date of service agreement and may be purchased at an exercise price of $1.50 per share;

The warrants shall terminate on the 24-month anniversary of the effective date of a registration statement filed by the Company to register the resale of the Warrant Shares; provided, however, in the event that Techedge elects to terminate the service agreement early as described above, the Warrants will terminate as to any Warrant Shares that are not then vested. By October 5, 2005, the Company terminated such service, resulting in only 50,000 Warrant Shares vested with an exercise price of $0.90 per share.

On November 29, 2005, the Company made a modification to the exercise price of the warrants in conjunction with a private placement completed in May and July, 2005 from the original exercise price of $1.10 per share to an amended exercise price of $0.40 per share.

On January 24, 2006, the Company granted 2,701,000 options of which 1,901,000 are fully vested, to purchase shares of common stock at an excise price of $0.52 to officers, employees and consultants of the Company.

In December 2006, the Company amended its Certificate of Incorporation to increase the number of authorized shares of its common stock from 100,000,000 to 200,000,000.

SECURED CONVERTIBLE PROMISSORY NOTES

On December 13, 2006, the Company entered into a Subscription Agreement with respect to the issuance and sale of $3,000,000 aggregate principal amount of its Secured Convertible Promissory Notes due December 13, 2008. The Notes are convertible at the option of the holders at any time into shares of the Company's common stock. Prior to the occurrence of an Event of Default (as defined in the Notes), the Notes are convertible at a per share conversion price equal to $0.25 per share. Following the occurrence of an Event of Default (as defined in the Notes), the Notes are convertible at the lesser of $0.25 per share and 75% of the average of the closing bid prices for the common stock for the five trading days prior to the date of conversion. The Notes bear interest at a rate of eight percent (8%) per annum. Monthly payments, consisting of principal and accrued interest on the Notes shall commence March 13, 2007. The Company may, at its option pay the monthly payments in the form of either cash or shares of common stock. In the event that the Company elects to pay the monthly amount in cash, the Company shall be obligated to pay 115% of the principal amount component of the monthly amount and 100% of all other components of the monthly amount. In the event that the Company elects to pay the monthly amount in shares of common stock, the stock shall be valued at an applicable conversion rate equal to the lesser of $0.25 per share or seventy five percent (75%) of the average of the closing bid price of the common stock on the principal market on which the common stock is then traded or included for quotation for the five trading days preceding the applicable repayment date.

NOTE 7 - STOCKHOLDERS' EQUITY (continued)

SECURED CONVERTIBLE PROMISSORY NOTES (continued)

Provided that an Event of Default has not occurred, the Company may, at its option, prepay the outstanding principal amount of the Notes, in whole or in part, at any time upon 30 days written notice to the holders by paying 120% of the principal amount to be repaid together with accrued interest plus any other sums due thereon to the date of redemption. The Notes are secured by a Security Agreement entered into by and among the Company, CQCL, CBL, and QCCN and Barbara R. Mittman, as collateral agent for the purchasers of the Notes. The obligations of the Company under the Subscription Agreement with respect to the Notes and the Notes are guaranteed by the CQCL, CBL and QCCN pursuant to a Guaranty, dated as of December 13, 2006, entered into by the CQCL, CBL and QCCN, for the benefit of the purchasers of the Notes.

In connection with the sale of the Notes, the Company also issued to the purchasers of the Notes, Class A Warrants to purchase up to an aggregate of 6,000,000 shares of common stock and Class B Warrants to purchase up to an aggregate of 6,000,000 shares of common stock (each a "Warrant" and collectively, the "Warrants"). One Class A Warrant and one Class B Warrant were issued for each two shares of common stock that would have been issuable on the closing date assuming the complete conversion of the Notes on such date. The Class A Warrants have an exercise price of $0.30 per share and the Class B Warrants have an exercise price of $0.40.

Melton Management Ltd. acted as the finder with respect to the issuance and sale of the Notes and received a warrant to purchase 2,400,000 shares of our common stock at an exercise price of $0.30 per share.

EQUITY COMPENSATION PLAN

On December 29, 2000, China Quantum Communications, Ltd. established its Stock Option Plan (the "Plan"), in which incentive stock options and nonqualified stock options may be granted to officers, employees and consultants of the Company. The vesting of such options is four years and the options expire in ten years. On August 4, 2004, Techedge, Inc. adopted the 2001 Stock Option Plan established by China Quantum Communications, Ltd. under an Option Exchange agreement approved by the board of directors. Pursuant to the agreement, the Company exchanged an option to purchase 1.3254 shares of Techedge common stock for each option to purchase one ordinary share of China Quantum Communications, Ltd. All other terms and conditions of existing stock option agreements remain unchanged as to exercise price and vesting. The amounts presented in the table below have been restated to reflect the change.

On May 20, 2005 the Company's stockholders approved the 2005 Equity Compensation Plan (the 2005 Plan) and no additional options to purchase shares of common stock will be granted under the 2001 Stock Option Plan. Under the 2005 Plan, the Company may grant options to purchase shares of the Company's common stock, stock purchase rights and restricted or unrestricted stock awards of shares of common stock to eligible employees, directors and consultants, determine the terms and conditions of each option, stock purchase right or award and adopt, amend and rescind rules and regulations for the administration of the 2005 Plan.

The 2005 Plan will be administered by a duly authorized committee appointed by the Board of Directors. The aggregate number of shares of common stock available for issuance in connection with options granted under the 2005 Plan will be 8,500,000, subject to customary adjustments for stock splits, stock dividends or similar transactions.

NOTE 7 - STOCKHOLDERS' EQUITY (continued)

EQUITY COMPENSATION PLAN (continued)

The Committee determines the exercise price of options granted under the 2005 Plan, however the exercise price must be at least equal to the fair market value per share of common stock (or 110% of fair market value in the case of incentive options granted to a ten-percent stockholder) issuable upon exercise of the option at the time the incentive option was granted. No options may be exercisable for more than ten years (five years in the case of an incentive option granted to a ten-percent stockholder) from the date of the grant.

A summary of the stock option activity for the years ended December 31, 2006 and 2005 pursuant to the terms of the Plan, which include incentive stock options and non-qualified stock options, is set forth below:

	Number of Options	Weighted Average Exercise Price
Outstanding at December 31, 2004	4,266,685	$ 0.20
Granted	-	-
Exercised	-	-
Canceled / Expired	-	-
Outstanding at December 31, 2005	4,266,685	$ 0.20
Granted	2,701,000	0.52
Exercised	-	-
Outstanding at December 31, 2006	6,967,085	$ 0.32
Exercisable at December 31, 2006	6,500,701	$ 0.32

The per share weighted average remaining life of the options outstanding at December 31, 2006 and 2005 is 3.6 and 5.1 years, respectively.

NOTE 8 - RELATED PARTY TRANSACTIONS

The Company records material related party transactions. Those charges are included in general and administrative expenses.

The Company occasionally engages in advances to and advances from related parties. The advances have no stated terms of repayment and carry no interest.

Following is a summary of transactions and balances with affiliated entities and related parties for 2006 and 2005:

NOTE 8 - RELATED PARTY TRANSACTIONS (continued)

	December 31, 2006	December 31, 2005	For the period from September 13, 2000 (date of inception) to December 31, 2006
Revenues from related parties	$ 24,100	$ 44,626	$ 93,546
Purchases and expenses to related parties	$ 74,765	$ 47,635	$ 214,541
Due from related parties	$ 151,534	$ 259,743	$ 151,534
Due to officers	$ 956,717	$ 874,442	$ 956,717

Amounts due to officers consist of advances from the Company's CEO to fund the Company's operations. It also includes compensation deferred by the Company's CEO and CFO. No written repayment agreements exist with either officer. Amounts are unsecured, non-interest bearing and due upon demand.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

OPERATING LEASE COMMITMENTS

The Company leases office equipment and certain office space in New Jersey, New York and the Peoples' Republic of China under operating leases. Lease agreements vary from one to four-year lease agreements with a renewal option for New Jersey for two additional years. The following is a schedule of future minimum rental payments (exclusive of common area charges) required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of December 31, 2006.

Year ending December 31,	
2007	$ 43,200
2008	14,400
2009	14,400
2010	14,400
Total minimum payments required	$ 86,400

The leases also contain provisions for contingent rental payments based upon increases in taxes and common area maintenance expense.

Following is a summary of rental expenses under all operating leases:

	December 31, 2006	December 31, 2005
Minimum rentals	$ 133,000	$ 146,186
Contingent rentals	2,352	2,352
Total rent expense	$ 135,352	$ 148,538

NOTE 10- SEGMENT REPORTING

The company intends to distribute biopharmaceutical products. In 2006 substantially all of the Company's operations are based in China. In accordance with SFAS No. 131 "Disclosures about Segments of an Enterprises and Related Information", the Company is considered a single reportable segment. The Company is required to disclose certain information about revenues, information about geographic areas, information about major customers, and information about long-lived assets.

	Year Ended December 31, 2006		
	United States	China	Total
Revenues	$ -	$ 1,202,763	$ 1,202,763
Long-lived assets	$ -	$ 90,069	$ 90,069

	Year Ended December 31, 2005		
	United States	China	Total
Revenues	$ 244,604	$ 5,091	$ 249,695
Long-lived assets	$ -	$ 110,531	$ 110,531

For the years ended December 31, 2006 and 2005, the Company did not have any major customers.

NOTE 11- SUBSEQUENT EVENTS

On January 26, 2007, the Company's board of directors approved the capital reduction from $6,000,000 to $3,000,000 for the total capitalization of Zhejiang Tianyuan Biotech Co., Ltd, the Company's majority owned subsidiary.

[redacted]

JOINT VENTURE CONTRACT

OF

ZHEJIANG TIANYUAN BIOTECH CO., LTD.

This contract has executed by the following parties on April 4, 2006 at Hangzhou City, Zhejiang Province, China:

Party A: CHINA BIOPHARMA LIMITED (hereafter as "CBL")
Address: Scotia Centre, 4th Floor, P.O. Box 2804, George Town,
Grand Cayman, Cayman Islands
Legal Representative: Peter Wang Title: Chairman

Party B: ZHEJIANG TIANYUAN BIOPHARMACEUTICAL CO., LTD. (hereafter as "Tianyuan Biopharmaceutical")
Address: 56 Tianhe Lu, Yuhang Economic Development Zone,
Hangzhou, Zhejiang, 311100 China
Representative: Ding Xiaohang Title: Chairman

1. GENERAL PROVISION

1.1. After friendly discussion in accordance with the principles of equality and mutual benefit, China Biopharma Limited. and Zhejiang Tianyuan Biopharmaceutical Co., Ltd. (hereinafter referred to as The Parties) have agreed to establish an equity joint venture (the "Joint Venture" or the "JV") in Hangzhou, Zhejiang Province in accordance with "Law of the People's Republic of China on Joint Venture Using Chinese and Foreign Investment" and other relevant laws and regulations of China.

The Parties hereby have this contract:

2. PARTIES OF THE CONTRACT

2.1. Parties of Joint Venture as Follows:
1. CHINA BIOPHARMA LIMITED (hereafter as "CBL")
Address: Scotia Centre, 4th Floor, P.O. Box 2804, George Town,
Grand Cayman, Cayman Islands
Legal Representative: Peter Wang Title: Chairman

2. ZHEJIANG TIANYUAN BIOPHARMACEUTICAL CO., LTD.
Address: 56 Tianhe Lu, Yuhang Economic Development Zone,
Hangzhou, Zhejiang, 311100 China
Legal Representative: Ding Xiaohang Title: Chairman

3. ESTABLISHMENT OF THE JOINT VENTURE COMPANY

3.1. Registered Name of Joint Venture: Zhejiang Tianyuan Biotech Co., Ltd. (hereafter, "JV"),

The legal address of the Joint Venture Company is: 56 Tianhe Lu, Yuhang Economic Development Zone, Post Code: 311100.

3.2. The form of organization of the Joint Venture Company shall be a limited liability Joint Venture Company. The parties shall share the profits, risks and losses of the Joint Venture Company in proportion to their respective contributions to their registered capital of the Joint Venture Company. The liabilities are limited to the registered capital contributed by each party.

4. PURPOSES, SCOPE AND SCALE OF OPERATION

4.1 The purpose of the parties to the Joint Venture Company is in conformity with the economical cooperation, technology exchange, and advanced management method, to focus on import biopharmaceutical technology, research and development, distribution, and services, improve the efficiency to ensure satisfactory economic returns for each party.

4.2 The business scope of the Joint Venture Company is to develop, produce, sell, and service of biopharmaceutical products.

5. TOTAL INVESTMENTS AND REGISTERED CAPITAL

5.1 The total amount of investment of the Joint Venture Company is 12,000,000 U. S. Dollars.

5.2 The registered capital for the Joint Venture Company is 6,000, 000 U.S. Dollars. The capital structure as follows:

Shareholder Name	Investment	Ownership
China Biopharma Limited	3,900,000	65%
Tianyuan Biopharmaceutical	2,100,000	35%

5.3 Both parties shall contribute the capital as follows:

Party A shall contribute the capital in cash of U. S. Dollars.

Party B shall contribute the capital in RMB equivalent to 2,100,000 U. S. Dollars. [The exchange rate shall be the foreign exchange price publicized by The People's Bank of China as of the date of payment].

5.4 The registered capital for Joint Venture Company shall be invested by Party A and Party B 90 days after the date of issuance of the Joint Venture Company business license.

5.5 A party may transfer all or part of their contribution to any third party only with the consent of the other party and the approval of the original approval authority. If one party transfers all or part of equity, the other party has the right of first refusal.

6. RESPONSIBILITIES OF THE PARTIES

6.1. The both parties shall have the following responsibilities:

Responsibilities of Tianyuan Biopharmaceutical

Applying to relevant authorities of China for approval, registration, permission, business license, bank account and other matters concerning the establishment of the Joint Venture Company;

Submit the applications to obtain the land usage right from relevant government agencies, or lease necessary operational facility of JV;

Contribute to the registered capital of the Joint Venture Company according to article 5 hereof;

Assist in purchasing machines, materials, resources, office supplies, transportation and communication facilities for the Joint Venture Company;

Assist in the implementation of associated water, electricity, transportation, manufacturing plant construction, and other infrastructure project of the Joint Venture Company;

Assist in recruiting local Chinese business managers, technicians, workers and other staff;

Handle other matters delegated by the Joint Venture Company.

Responsibilities of China Biopharma

Make its contribution to the registered capital of the Joint Venture Company according to article 5 hereof;

Handle other matters delegated by the Joint Venture Company.

7. SALSE OF PRODUCTS

7.1 The products of JV should be sold in domestic and international market.

7.2 JV has right to decide on its product what percentage of sales should be on domestic or international market, or it shall use distributor to sell its products.

8. THE BOARD OF DIRECTORS

8.1 The board shall be formed on the Business License Issuance Date.

8.2 The board shall consist of five directors, three of directors shall be appointed by Party A and two of directors shall be appointed by Party B. The Chairman of the Board shall be appointed by Party A and the Vice Chairman shall be appointed by Party B. And both the Chairman and Vice Chairman shall be appointed for a term of three years and may serve consecutive terms if reappointed by the Party originally appointing them.

8.3 The board of directors shall be the highest authority of the Joint Venture Company, deciding all the major issues, the duties of which are as follows:

8.3.1 Amendment of Article of Association and JV contract;

8.3.2 Stop, terminate, and extend the term of Joint Venture Company;

8.3.3 Increase or transfer of its registered capital of Joint Venture Company;

8.3.4 The merger of Joint Venture Company with other organizations;

8.3.5 Collateral of the asset of Joint Venture Company;

8.3.6 Any other matters which agreed by both parties and require the decision of board of directors;

Other matters shall approve by majority of board of directors and stated in the Article of Association of Joint Venture Company.

8.4 Chairman of the JV is the authorized legal representative of JV. Represent the JV to sign all the document of the Board. In the case of the Chairman of the Board would not be able to perform the duty, the Chairman can delegate other board member to act as Chairman of the Board.

8.5 The Board Meeting shall be held at least once a year and generally shall be held at the Joint Venture Company. The chairman shall chair the Meeting. An interim Board Meeting shall be scheduled upon the request of over 1/3 of the total number of directors.

8.6 The meeting notice shall include meeting time, location, and agenda. It should be distributed to all directors 10 days in advance. The Meeting minutes should be kept in record.

8.7 The annual board meeting and interim board meeting shall have the entire directors presented. Every director shall have a vote.

8.8 Both parties shall make sure its director presented on the annual board meeting and interim board meeting. In the case a director could not able to attend the meetings, the director should send his or her representative with written delegation document to attend the meetings.

9. THE SUPERVISORY BOARD

9.1 The JV does not establish a supervisory board. It has one supervisor, elected by the stockholders for a term of three years and may serve consecutive terms if reelected.

9.2 The supervisor shall exercise his/her rights and responsibilities as follows:

9.2.1 Inspect the JV's financial information;

9.2.2 Supervise the action of directors and executive officers in performing their duties, and propose recalling any directors or executive officers from office in case they are in breach of laws, regulations, company articles or resolutions of stockholders' meetings, etc.

9.2.3 Request directors or executive officers to correct their actions which have or will do harm to the benefit of the JV;

9.2.4 Request to or propose holding interim stockholders' meeting, and shall call for and chair the stockholders' meeting if and when the Board of Directors fails to do so to fulfill their duties hereunder;

9.2.5 Submit proposals to the Stockholders' Meeting;

9.2.6 Bring lawsuit against the JV's directors and executive officers pursuant to Clause 152 under the "Corporation Law";

The Supervisor may attend Board Meetings as a non-voting delegate.

10. BUSINESS MANAGEMENT STRUCTURE

10.1 The Joint Venture Company establishes a management structure that shall be responsible for the daily operations and management of the Joint Venture Company. The management structure shall have one General Manager and Deputy General Manager as needed. The General Manager is appointed by the Board of Directors. Term of general manager is three years and may be reappointed by the Board of Directors.

10.2 The responsibility of the General Manger shall be to carry out resolutions of the Board of Directors and to organize and conduct the daily operations and management of the Joint Venture Company.

The General Manager shall establish some departments. The department managers shall report to the General Manger and Vice General Manger and will perform the duties assigned to them. The appointing controller should have the consent of Party B.

10.3 The Chairman and directors can be appointed by the board to take the positions as General Manager or other high level managers.

10.4 When General Manager or Deputy General Manager submit their resignation, they should submit written resignation in advance. The General Manager may be dismissed by the Board of Directors at any time for abuse of power, seeking personal interests, or serious negligent of duty.

10.5 To support the sales and distribution in China or abroad, with approvals from relevant government agency, JV shall open its subsidiaries in China or abroad.

11. PURCHASE OF ASSETS

11.1 Provided that all conditions being equal, the Joint Venture Company shall purchase its raw materials, accessories, transportation tools and office supplies in China.

12. LABOR MANAGEMENT

12.1 Matters relating to the recruitment, employment, dismissal, resignation, wages, employee's insurance, welfare, and rewards and punishments of the employees of the Joint Venture Company shall be stipulated by the labor contract which is executed by the Joint Venture Company and its labor union collectively or the employees individually in accordance with Joint Venture Labor Management Regulation and its practical regulations. The plan of such matters shall be discussed and formulated by the Board.

Labor contracts shall be filed to local labor management authority after they are signed.

12.2 The Board of Directors shall determine the compensation, benefits package, and business trip allowances of senior officers.

13. TAXES, ACCOUNTING, AND AUDIT

13.1 The Joint Venture Company shall pay taxes in accordance with relevant Chinese laws and regulations. The employees of the Joint Venture Company shall pay their individual income tax and individual income adjustment tax in accordance with Individual Income Tax Law.

13.2 The Joint Venture Company shall set aside for reserve funds, expansion funds of the Joint Venture Company, and the bonus and welfare fund for the workers and the staff, the proportion of which shall be determined by the Board according to the Joint Venture Company operation under Joint Venture Law of China.

13.3 The Joint Venture Company's accounting year shall begin on January 1st and end on December 31st each year, and all vouchers, accounting books, accounting statements and reports of Joint Venture Company shall be written in both Chinese and English.

13.4 The Joint Venture Company shall engage auditors registered in China to audit the annual financial report and the result shall be submitted to the Board of Directors and the General Manager.

If a party requires engaging other auditors to audit the annual financial report, the Joint Venture Company shall support the request. The demand party shall pay all of the expenses incurred by the additional audit.

13.5 In the first three months of every fiscal year, the previous year's balance sheet, profit and loss statement, and proposal regarding the distribution of profits which is prepared by the General Manager shall be submitted to the Board Meeting for review.

The controller of JV should submit monthly financial statement to both parties.

13.6 All the foreign currency related matter should be conducted accordance with Foreign Currency Management Regulation of China.

14. JOINT VENTURE TERM

14.1 The term of Joint Venture Company is thirty years. The establishment of Joint Venture Company shall start from the date on which the business license of Joint Venture Company is issued.

An application for the extension of the term, proposed by a party and unanimously approved by the board of directors, shall be submitted to the original approval authority 180 days prior to the expiry date of the Joint Venture Company.

15. DISPOSAL OF PROPERTY

15.1 After the expiration of the Term or termination prior to the expiration of the Term, the Joint Venture Company shall liquidate its assets in accordance with relevant laws. The assets after liquidation shall be distributed according to the proportion invested by each party.

16. THE AMENDMENT, MODIFACATION AND DISSOLUTION OF THE CONTRACT

16.1 This contract and annexes shall be changed and thereafter be valid only by a written instrument executed by the Parties, and, upon approval by the original Approval Authority.

16.2 On failure to fulfill the terms of this contract due to Force Majeure or failure of operation after consecutive operating losses, this contract shall be terminated and dissolved prior to the expiration of the Term according to the resolution of the Board Meeting and approval by the original Approval Authority.

16.3 If one Party fails to fulfill the obligations of this Contract or Articles of Association, or materially violates the Contract or Articles of Association in a way which renders the Joint Venture Company inoperable or unable to operate towards the Joint Venture Company objectives listed in the Contract or Articles of Association, it may deemed that the breaching Party has terminated the Contract unilaterally. The non-breaching Party shall have the right to claim the compensation from the breaching party for any incurred losses and to terminate the Contract or enter into agreements with other parties approved by the relevant Approval Authority according to the Contract. If both Parties agree to continue to operate, the breaching Party should compensate the Joint Venture Company for losses resulting from its breach of contract.

17. LIABILITIES FOR BREACH OF CONTRACT

17.1 If any Party fails to make its registered capital contributions according to the provisions of Article 5 of this contract, the breaching Party shall make a monthly payment of a breach of contract penalty to the non-breaching Party which is equal to one percent (1%) of the contribution in arrears commencing from the first month of arrears,. If a contribution is in arrears for 3 months, the non-breaching Party shall have the right to terminate the contract in accordance with Article 43 of this contract, to claim compensation from the breaching party for the losses as allowed by relevant laws, and the breaching Party shall make a payment of a breach of contract penalty to the non-breaching Party equal to three percent (3%) of the contribution in arrears.

17.2 If a breach in contract by one party causes the contract or the Annexes hereto to be unable to be performed or performed incompletely, the breaching party shall bear liabilities for breaching the contract. If both Party breach the contract, each Party shall respectively bear its share of the liability for breaching the contract according to the realities of the situation.

18. FORCE MAJEURE

18.1 Upon occurrence of any Force Majeure events such as earthquakes, typhoons, flood, fire, war and other events which are unforeseen, unavoidable and insurmountable and whose consequences affect the performance of the Contract or other terms that is agreed upon, the Party affected shall promptly notify the other party electronically within 15 days, provide details of the event, together with a valid certifying documents evidencing the reasons for which the Contract cannot be performed or cannot be performed in part or for which performance needs to be delayed. Such certifying document shall be provided by the local notary office where the Force Majeure event occurred. In accordance with the degree of impact of the event on the performance of the Contract, the Parties shall discuss and decide whether there is to be full or partial exemption from responsibility for performing the Contract, or whether the performance of the Contract is to be delayed.

19. APPLICABLE LAWS

The execution, validity, interpretation and implementation of this Contract shall be governed by the laws of the People's Republic of China.

20. SETTLEMENT OF DISPUTES

20.1 Should there be any dispute in connection with this Contract, both Parties shall intend to resolve the dispute through friendly consultations; In case no settlement can be reached, the dispute shall be submitted to the China International Economy and Trade Arbitration Commission for arbitration, and the commission shall arbitrate the dispute according to its procedure. The arbitration award is final and binding upon all Parties.

20.2 In the process of arbitration, the Parties shall continue to performance the Contract except in respect of those matters under dispute.

21. LANGUAGE

21.1 This Contract is written in Chinese and English, both languages have equal effectiveness. When a language has different interpretation then Chinese should take lead.

22. EFFECTIVENESS AND MISCELLANEOUS

22.1 This Contract shall become effective after being approved by the Ministry of Commerce of the People's Republic of China or its authorized agency.

22.2 Any notices dealing with any Party's rights or obligations provided for in this Contract by either Party to another, should be made by written letter.

22.3 This Contract should have five copies, each party has one copy, and other copies will submitted to different government agencies for application, file, and record.

Party A: China Biopharma Limited

Legal Representative: Peter Wang

Signature:

Party B: Zhejiang Tianyuan Biopharmaceutical Co., Ltd.

Legal Representative: Ding Xiaohang

Signature:

THE BOARD OF DIRECTORS

OF

ZHEJIANG TIANYUAN BIOTECH CO., LTD.

Ref. No.: 2006 BoD No.103

In accordance with the resolution of the Board Meeting of Zhejiang Tianyuan Biotech Co., Ltd. ("the Company"), dated December 15, 2006, the Joint Venture Contract of the Company is hereby amended as follows:

Before Amendment:
Referring to Clauses under Chapter Five

5.1 The total amount of investment of the Joint Venture Company is 12,000,000 U. S. Dollars.

5.2 The registered capital for the Joint Venture Company is 6,000,000 U.S. Dollars. The capital structure as follows:

Shareholder Name	Investment	Ownership
China Biopharma Limited	3,900,000	65%
Tianyuan Biopharmaceutical	2,100,000	35%

5.3 Both parties shall contribute the capital as follows:

Party A shall contribute the capital in cash of U. S. Dollars.

Party B shall contribute the capital in RMB equivalent to 2,100,000 U. S. Dollars. [The exchange rate shall be the foreign exchange price publicized by The People's Bank of China as of the date of payment].

After Amendment:
Referring to Clauses under Chapter Five

5.1 The total amount of investment of the Joint Venture Company is 6,000,000 U. S. Dollars.

5.2 The registered capital for the Joint Venture Company is 3,000,000 U.S. Dollars. The capital structure as follows:

Shareholder Name	Investment	Ownership
China Biopharma Limited	1,950,000	65%
Tianyuan Biopharmaceutical	1,050,000	35%

5.3 Both parties shall contribute the capital as follows:

Party A shall contribute the capital in cash of U. S. Dollars.

Party B shall contribute the capital in RMB equivalent to 1,050,000 U. S. Dollars. [The exchange rate shall be the foreign exchange price publicized by The People's Bank of China as of the date of payment].

5.4 The registered capital for Joint Venture Company shall be invested by Party A and Party B 90 days after the date of issuance of the Joint Venture Company business license.	**5.4** The registered capital for Joint Venture Company has been paid in full.

Exhibit 21.1

LIST OF SUBSIDIARIES OF CHINA BIOPHARMA, INC.

1. China Biopharma Ltd. ("CBL"), Cayman Islands
2. Zhejiang Tianyuan Biotech Co., Ltd. ("ZTBC"), China
3. Hainan CITIC Bio-Pharmaceutical Development Co., Ltd. ("HCBD"), China
4. China Quantum Communications Ltd. ("CQCL"), Cayman Islands
5. Guang Tong Wang Luo (China) Co. Ltd. (a.k.a. Quantum Communications (China) Co., Ltd.) ("QCCN"), China


CBI
China Biopharma, Inc.
100%
100%
CBL
China Biopharma Limited
CQCL
China Quantum
Communication Limited
65%
ZTBC
Zhejiang Tianyuan
Biotech Co., Ltd.
100%
70%
QCCN
Guang Tong Wang Luo (China) Co., Ltd.
(also known as Quantum Communications
(China) Co., Ltd.)
HCBD
Hainan CITIC Bio-
Pharmaceutical Dev. Co., Ltd.

Consent of Independent Registered Public Accountants

To the Board of Directors and Stockholders of
China Biopharma, Inc.:

We hereby consent to the incorporation in this Annual Report on Form 10-KSB of China Biopharma, Inc. (formerly known as Techedge, Inc.) of our report dated March 9, 2007, relating to the consolidated financial statements of China Biopharma, Inc. and Subsidiaries for the year ended December 31, 2006.

/s/ Patrizio & Zhao, LLC

Parsippany, New Jersey
March 28, 2007

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL EXECUTIVE OFFICER

I, Peter Z. Wang, certify that:

(1) I have reviewed this Form 10-KSB of China BioPharma, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4) The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

(5) The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

SARBANES-OXLEY SECTION 302(A) CERTIFICATION
PRINCIPAL FINANCIAL OFFICER

I, Ya Li, certify that:

(1) I have reviewed this Form 10-KSB of China BioPharma, Inc.;

(2) Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

(3) Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the issuer as of, and for, the periods presented in this report;

(4) The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the issuer and have:

(a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the issuer's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent fiscal quarter (the issuer's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting; and

(5) The issuer's other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the issuer's auditors and the audit committee of the issuer's board of directors (or persons performing the equivalent functions):

Ya Li
Chief Financial Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CHINA BIOPHARMA, INC. (the "Company") on Form 10-KSB for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date here of (the "report"), I, Peter Z. Wang, Chief Executive Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 28th day of March, 2007.

By: /s/ Peter Z. Wang

Peter Z. Wang
Chief Executive Officer

CERTIFICATION PURSUANT TO
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of CHINA BIOPHARMA, INC. (the "Company") on Form 10-KSB for the year ended December 31, 2006 as filed with the Securities and Exchange Commission on the date here of (the "report"), I, Ya Li, Chief Financial Officer of the Registrant, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2) The information contained in this Report fairly presents, in all material respects, the financial condition and results of operations of the Registrant.

Dated this 28th day of March, 2007.

By: /s/ Ya Li

Ya Li
Chief Financial Officer

CHINA BIOPHARMA, INC.

NOTICE OF
ANNUAL MEETING OF STOCKHOLDERS

TO BE HELD ON JUNE 20, 2007

TO THE STOCKHOLDERS OF CHINA BIOPHARMA, INC:

The Annual Meeting of the Stockholders of China Biopharma, Inc., a Delaware corporation (the "Company"), will be held on June 20, 2007, at 2:00 p.m. (EST), at 31 Airpark Road, 1/F, Princeton, New Jersey for the following purpose:

1. To elect three (3) directors to the Board of Directors of the Company to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

2. To transact such other business as may properly come before the meeting.

Stockholders of record at the close of business on April 30, 2007 (the "Record Date") are entitled to notice of, and to vote at, the Annual Meeting or any adjournment thereof.

Your attention is directed to the Proxy Statement accompanying this Notice for a more complete statement of matters to be considered at the Annual Meeting.

YOUR VOTE IS IMPORTANT. YOU ARE REQUESTED TO CAREFULLY READ THE PROXY STATEMENT. PLEASE SIGN, DATE AND RETURN YOUR PROXY IN THE ENCLOSED ENVELOPE.

By Order of the Board of Directors,

/s/ George Ji

George Ji
Corporate Secretary

Princeton, New Jersey
April 30, 2007

CHINA BIOPHARMA, INC.

PROXY STATEMENT
FOR
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON JUNE 20, 2007

INTRODUCTION

Your proxy is solicited by the Board of Directors of China Biopharma, Inc., a Delaware corporation (the "Company"), for use at the Annual Meeting of Stockholders to be held on June 20, 2007, at 2:00 p.m. (EST), at 31 Airpark Road, Princeton, New Jersey 08540 and at any adjournment thereof (the "Annual Meeting"), for the following purpose:

1. To elect three (3) directors to the Board of Directors of the Company to serve until the next annual meeting of stockholders or until their successors are duly elected and qualified;

2. To transact such other business as may properly come before the meeting.

The Board of Directors has set April 30, 2007 as the record date (the "Record Date") to determine those holders of common stock, who are entitled to notice of, and to vote at the Annual Meeting. The Company expects that the Notice of Annual Meeting, Proxy Statement and form of proxy will first be mailed to stockholders on or about May 25, 2007.

GENERAL INFORMATION ABOUT VOTING

WHO CAN VOTE?

You can vote your shares of common stock if our records show that you owned the shares on the Record Date. As of the close of business on the Record Date, a total of 88,758,591 shares of common stock are entitled to vote at the Annual Meeting. Each share of common stock is entitled to one (1) vote on matters presented at the Annual Meeting.

HOW DO I VOTE BY PROXY?

Follow the instructions on the enclosed proxy card to vote on the proposal to be considered at the Annual Meeting. Sign and date the proxy card and mail it back to us in the enclosed envelope.

The enclosed proxy, when properly signed and returned to the Company, will be voted by the proxy holders at the Annual Meeting as directed by the proxy. Proxies which are signed by stockholders but which lack any such specification will be voted in favor of the proposal set forth in the Notice of Annual Meeting.

WHAT IF OTHER MATTERS COME UP AT THE ANNUAL MEETING?

The matters described in this proxy statement are the only matters we know of that will be voted on at the Annual Meeting. If other matters are properly presented at the meeting, the proxy holders will vote your shares as they see fit.

CAN I CHANGE MY VOTE AFTER I RETURN MY PROXY CARD?

Yes. A proxy card may be revoked by a stockholder at any time before its exercise at the Annual Meeting by giving George Ji, our Secretary, a written notice revoking your proxy card, or a duly executed proxy bearing a later date, or by attendance at the Annual Meeting and electing to vote in person.

CAN I VOTE IN PERSON AT THE ANNUAL MEETING RATHER THAN BY COMPLETING THE PROXY CARD?

Although we encourage you to complete and return the proxy card to ensure that your vote is counted, you can attend the Annual Meeting and vote your shares in person.

HOW ARE VOTES COUNTED?

We will have a quorum and hold the Annual Meeting if holders of a majority of the shares of common stock entitled to vote in person or by proxy either sign and return their proxy cards or attend the meeting. If you sign and return your proxy card, your shares will be counted to determine whether we have a quorum even if you abstain or fail to vote on any of the proposal listed on the proxy card. Broker non-votes are counted as present and entitled to vote for purposes of determining whether a quorum exists.

The election of directors under the proposal requires the affirmative vote of a plurality of the votes cast at the Annual Meeting by shares of common stock present in person or represented by proxy at the Annual Meeting and entitled to vote for the election of Directors. Unless otherwise stated, the enclosed proxy will be voted in accordance with the instructions thereon.

Brokers holding shares of the Company's common stock in street name who do not receive instructions are entitled to vote on the election of Directors and the ratification of the Company's independent auditors. A "broker non-vote" occurs when a nominee holding shares for a beneficial owner does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received voting instructions from the beneficial owner. Under applicable law, "broker non-votes" on any other non-routine proposal would not be considered entitled to vote on that proposal and will, therefore, have no legal effect on the vote of that particular matter.

WHO PAYS FOR THIS PROXY SOLICITATION?

We do. In addition to sending you these materials, some of our employees may contact you by telephone, by mail, by fax, by email, or in person. None of these employees will receive any extra compensation for doing this.

GENERAL INFORMATION ABOUT THE PROPOSAL

WHAT PROPOSAL ARE STOCKHOLDERS BEING ASKED TO CONSIDER AT THE UPCOMING ANNUAL MEETING?

In the proposal, we are seeking the election of three (3) directors to serve on the board of directors of the Company until the next Annual Meeting of Stockholders or until their successors are elected and qualified.

WHY IS THE COMPANY SEEKING STOCKHOLDER APPROVAL FOR THIS PROPOSAL?

The Delaware General Corporate Law requires corporations to hold elections for directors each year.

OUTSTANDING SHARES AND VOTING RIGHTS

Stockholders entitled to notice of, and to vote at the Annual Meeting and any adjournment thereof, are stockholders of record at the close of business on the Record Date. Persons who are not stockholders of record on the Record Date will not be allowed to vote at the Annual Meeting. At the close of business on the Record Date there were 88,758,591 shares of common stock issued and outstanding. We have issued no other voting securities as of the Record Date. Each share of common stock is entitled to one (1) vote on each matter to be voted upon at the Annual Meeting. Holders of common stock are not entitled to cumulate their votes for the election of directors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN BENEFICIAL OWNERS

The following table sets forth as of April 30, 2007, the Record Date, the number of shares of our common stock beneficially owned by (i) each person who is known by us to be the beneficial owner of more than five percent of the Company's common stock; (ii) each director and nominee for election to the Board of Directors; (iii) each of the named executive officers in the Summary Compensation Table; and (iv) all directors and executive officers as a group. Unless otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to the shares indicated. The address for those persons for whom an address is not otherwise indicated is c/o China Biopharma, Inc., 31 Airpark Road, Princeton, New Jersey 08540.

NAME OF BENEFICIAL OWNER	NUMBER OF SHARES BENEFICIALLY OWNED**	% OF COMMON STOCK BENEFICIALLY OWNED**
SB China Holdings PTE Ltd. (1)	11,928,935	13.12%
UTStarcom Inc. (2)	11,928,935	13.12%
Pacific Century Fund LLC (3)	15,836,112	17.42%
PZW Family LLP (4)	18,556,209	20.41%
Peter Wang (5)	27,168,230	29.89%
Qiumeng Wang (6)	20,000	*
Ya Li (7)	912,700	1.00%
Charles Xue (8)	250,000	*

All Directors and Executive Officers as a Group (4 persons)	28,350,930	31.19%

* Indicates less than one percent.

** Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to the shares shown. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge, the stockholders named in the table have sole voting and investment power with respect to all common stock shares shown as beneficially owned by them. A person is deemed to be the beneficial owner of securities that can be acquired by such person within 60 days upon the exercise of options, warrants or convertible securities (in any case, the "Currently Exercisable Options"). Each beneficial owner's percentage ownership is determined by assuming that the Currently Exercisable Options that are held by such person (but not those held by any other person) have been exercised and converted.

(1) The address for SB China Holdings PTE Ltd. is 28F-A Zhao Feng World Trade Building, 369 Jiang Su Road, Shanghai 200050, P. R. China.

(2) The address for UTStarcom, Inc. is 1275 Harbor Bay Parkway, Alameda, California 94502.

(3) Peter Wang, the Company's Chief Executive Officer and Chairman of the Board of Directors, Ya Li, the Company's director and former Chief Financial Officer, and Wind Chen, The Company's former Chief Operating Officer, are each member of Pacific Century Fund LLC owning 28.38%, 30.38% and 3.77%, respectively, of the ownership interests of Pacific Century. The address for Pacific Century Fund LLC is 68 Cottonwood Court, Monmouth Junction, New Jersey 08852.

(4) PZW Family LLP is 20% owned by Peter Wang. The address for PZW Family LLP is 58261 Melton Road, Hillard, Florida 32046.

(5) Includes 3,976,336 shares held by MAC Wireless/PW LLC which is 80% owned by Mr. Wang, 1,325,469 shares held by Hangzhou Joray Electronics Co., Ltd. which is 50% owned by Mr. Wang, 18,556,209 shares held by PZW Family LLP which is 20% owned by Mr. Wang, and 962,700 shares issuable upon exercise of Currently Exercisable Options. As the owner of 50% of the equity interests in Hangzhou Joray Electronics, Mr. Wang shares voting and investment power over the shares of China Biopharma common stock held by Hangzhou Joray Electronics. As one of the general partners of PZW Family LLP, Mr. Wang shares voting and investment power over the shares of China Biopharma common stock held by PZW Family LLP. Mr. Wang disclaims beneficial ownership of the shares held by MAC Wireless/PW LLC, Hangzhou Joray Electronics, and PZW Family LLP except to the extent of his pecuniary interest in the shares.

(6) Includes 20,000 shares issuable upon exercise of Currently Exercisable Options.

(7) Includes 912,700 shares issuable upon exercise of Currently Exercisable Options.

(8) Includes 250,000 shares issuable upon exercise of Currently Exercisable Options.

THE PROPOSAL: ELECTION OF DIRECTORS

Three (3) director nominees are seeking to be elected at the Annual Meeting, to hold office until the next Annual Meeting of Stockholders or until their successors are elected and qualified. Management expects that each of the nominees will be available for election, but if any of them is not a candidate at the time the election occurs, it is intended that such proxy will be voted for the election of another nominee to be designated by the Board of Directors to fill any such vacancy.

DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

Set forth below are the names of the directors and executive officers of the Company as of Record Date.

NAME	AGE	TITLE
Peter Wang	52	Chairman, Chief Executive Officer
John Murray	71	Chief Financial Officer
Qiumeng Wang	40	Chief Operating Officer
Ya Li	37	Director
Charles Xue	54	Director

Executive officers of the Company are appointed at the discretion of the Board of Directors with no fixed term. There are no family relationships between or among any of the executive officers or directors of the Company.

INFORMATION ABOUT DIRECTOR NOMINEES

Set forth below is certain information with respect to each director nominee.

Peter Wang, 52, has served as the Director and Chief Executive Officer of CQCL since September 2000, and our Chairman and Chief Executive Officer since our acquisition of CQCL in June 2004. Mr. Wang co-founded and successfully built Unitech Telecom (renamed UTStarcom) as well as several other technology/service ventures. Mr. Wang has more than 20 years of experience in the telecommunication equipment and services industry and has held management, operations, and research and development positions in companies such as AT&T Bell Labs and Racal-Milgo Information System.

Ya Li, 37, has served as the Chief Operating Officer and a Director of CQCL since March 2002, our Director since our acquisition of CQCL in June 2004, our Chief Operating Officer from June 2004 to March 2005, and our Chief Financial Officer from June 2004 till April 2007. From August 1998 to March 2000, Mr. Li was the Chairman and Chief Executive Officer of Global Villager Inc., which he founded and which was acquired by Startec Global Communications Inc., a telecommunications carrier focused on ethnic markets, in March 2000. Mr. Li has a B.S. in engineering from the University of Science & Technology of China, a M.S. in computer science from Temple University, and completed the two-year Management Program from the University of Pennsylvania's Wharton School of Business. From 1994 to 1999, Mr. Li worked in the information, telecommunications, and financial industries for Bell Atlantic, Donaldson Lufkin and Jenrette, Lehman Brothers, and Morgan Stanley. Mr. Li has served as a Director for the Chinese Finance Society, Council on U.S.-China Affairs, and China Chamber of Commerce in the U.S.

Charles Xue, 54, has served as a Director of CQCL since May 2002, and one of our Directors since our acquisition of CQCL in June 2004. Since 2001, Mr. Xue has served as Chairman of PRCEDU.com, one of the largest online education companies in China. Mr. Xue co-founded Unitech Telecom, which was renamed UTStarcom, Inc., and served as its Chairman from 1990 to 1996 and as its Vice-Chairman from 1996 to 2002. Mr. Xue founded 8848.net, a leading e-commerce site in China, and has served as its Chairman since 1998.

The Board of Directors will vote the proxies "FOR" the election of all of the above-named nominees unless you indicate that the proxy shall not be voted for all or any one of the nominees. Nominees receiving a plurality of the votes cast will be elected as directors. If for any reason any nominee should, prior to the Annual Meeting, become unavailable for election as a director, the proxies will be voted for such substitute nominee, if any, as may be recommended by management. In no event, however, shall the proxies be voted for a greater number of persons than the number of nominees named.

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE ELECTION OF THE THREE NOMINEES FOR DIRECTOR SET FORTH HEREIN.

CORPORATE GOVERNANCE AND RELATED MATTERS

BOARD AND COMMITTEE MEETINGS

The Board of Directors held two meetings during 2006. No director attended less than 75% of the meetings of the Board.

The Board of Directors does not have an audit committee, a compensation committee or a nominating committee. The entire Board of Directors assumes the duties that would be delegated to these committees. The Board of Directors has one member, Charles Xue, who is independent as defined in The Nasdaq Stock Market listing standards currently in effect. The Company does not have a policy with regard to Board members' attendance at annual meetings of stockholders. The Company held an annual meeting of stockholders on May 31, 2006 at 33 Wood Avenue South, Iselin, New Jersey.

The Board of Directors intends to expand the size of the board of directors, seek additional independent directors, and create an audit committee, a compensation committee, and a nominating committee in the future.

NOMINATING COMMITTEE

The Board of Directors does not have a standing nominating committee. The entire Board of Directors assumes the duties that would be delegated to a nominating committee. The Board of Directors does not have a charter governing its duties with respect to the nomination process.

The Board of Directors accepts director nominations made by stockholders. The Board of Directors may consider those factors it deems appropriate in evaluating director nominees, including judgment, skill, diversity, strength of character, experience with businesses and organizations comparable in size or scope to the Company, experience and skill relative to other Board members, and specialized knowledge or experience. Depending upon the current needs of the Board, certain factors may be weighed more or less heavily. In considering candidates for the Board, they evaluate the entirety of each candidate's credentials and do not have any specific minimum qualifications that must be met by a nominee. They will consider candidates from any reasonable source, including current Board members, stockholders, professional search firms or other persons. They will not evaluate candidates differently based on who has made the recommendation

For consideration by our Board of Directors, the submission of a candidate must be in writing and must be sent to the attention of our Secretary, 31 Airpark Road, Princeton, New Jersey 08540, no later than December 16, 2007 to ensure adequate consideration at our 2008 annual meeting.

AUDIT COMMITTEE

The Board of Directors does not have a standing Audit Committee. The entire Board of Directors assumes the duties that would be delegated to an Audit Committee. The Board of Directors does not have a charter governing its duties with respect to the Audit process.

The Board of Directors has determined that all of the members of the Board of Directors qualify as an "audit committee financial expert" under the Securities and Exchange Commission's definition.

REPORT OF THE BOARD OF DIRECTORS ACTING AS THE AUDIT COMMITTEE

The Board of Directors is responsible for oversight of the Company's financial reporting process. The Board of Directors, in its business judgment, has determined that one of its members, Charles Xue, is "independent" as required by applicable listing standards of the Nasdaq Stqck Market. Management of the Company is responsible for the preparation, presentation and integrity of the Company's financial statements, accounting and financial reporting principles and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. The independent auditors are responsible for auditing the Company's financial statements and expressing an opinion as to their conformity with generally accepted accounting principles.

In the performance of this oversight function, the Board of Directors has reviewed and discussed the audited financial statements with management and the independent auditors. The Board of Directors has discussed with the independent auditors the matters required to be discussed by Statement of Auditing Standards No. 61, *Communication with Audit Committee*, as currently in effect. Finally, the Board of Directors has received written disclosures and the letter from the independent auditors required by Independence Standard Board Standard No. 1, *Independence Discussions with Audit Committees*, as currently in effect, and has discussed with the auditors the auditors' independence.

Based upon the reports, review and discussions described in this report, the Board approved the inclusion of the audited financial statements in the Company's Annual Report on Form 10-KSB for the year ended December 31, 2006, as filed with the Securities and Exchange Commission.

THE BOARD OF DIRECTORS OF CHINA BIOPHARMA, INC.

Peter Wang
Ya Li
Charles Xue

April 30, 2007

COMPENSATION COMMITTEE

The Company does not have a standing compensation committee. The entire Board of Directors assumes the duties that would be delegated to a compensation committee. The Board of Directors does not have a charter governing its duties with respect to compensation matters.

CODE OF ETHICS

We have adopted a Code of Ethics that applies to our principal executive officer, our principal financial officer, and our principal accounting officer. The Code of Ethics is publicly available through a hyperlink located on the Company Profile page of our website, at http://www.chinabiopharma.net/index_1_5.asp. If we make substantive amendments to the Code of Ethics or grant any waiver, including any implicit waiver, that applies to anyone subject to the Code of Ethics, we will disclose the nature of such amendment or waiver on the website or in a report on Form 8-K in accordance with applicable SEC rules.

PROCESS FOR SENDING COMMUNICATIONS TO THE BOARD OF DIRECTORS.

The Board of Directors maintains a process for stockholders to communicate with the Board. Stockholders wishing to communicate with the Board or any individual director must mail a communication addressed to the Board or the individual director to the Board of Directors, c/o China Biopharma, Inc., 31 Airpark Road, Princeton, New Jersey 08540, USA, or send an e-mail to BOD@ChinaBiopharma.net. Any such communication must state the number of shares of common stock beneficially owned by the stockholder making the communication. All of such communications will be forwarded to the full Board of Directors or to any individual director or directors to whom the communication is directed unless the communication is clearly of a marketing nature or is unduly hostile, threatening, illegal, or similarly inappropriate, in which case we have the authority to discard the communication or take appropriate legal action regarding the communication.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview of Executive Compensation Program

Our board of directors has responsibility for establishing, implementing and monitoring our executive compensation program philosophy and practices. The board seeks to ensure that the total compensation paid to our named executive officers is fair, reasonable and competitive. Generally, the types of compensation and benefits provided to named executive officers are similar to those provided to our other officers.

Throughout this Proxy Statement, the individuals who served as our Chief Executive Officer and Chief Financial Officer during fiscal 2006, and who are included in the Summary Compensation Table are referred to as the "named executive officers."

Compensation Philosophy and Objectives

The board of directors believes that an effective executive compensation program should provide base annual compensation that is reasonable in relation to individual executive's job responsibilities and reward the achievement of both annual and long-term strategic goals of our company. The board uses stock options as a retention tool and as a means to align the executive's long-term interests with those of our stockholders, with the ultimate objective of improving stockholder value. The board evaluates both performance and compensation to maintain our company's ability to attract and retain excellent employees in key positions and to assure that compensation provided to key employees remains competitive relative to the compensation paid to similarly situated executives of comparable companies. To that end, the board believes executive compensation packages provided by us to our named executive officers should include both cash and share-based compensation.

Because of the size of our company, the small number of executive officers in our company, and our company's financial priorities, the board has decided not to implement or offer any retirement plans, pension benefits, deferred compensation plans, or other similar plans for our executive officers. Accordingly, the components of the executive compensation consist of cash salary, and stock option grants to provide executives with longer-term incentives.

As a development stage, biopharmaceutical company engaged in distributing products that, to date, have not generated significant revenues and are not expected to generate significant profits for the near future, the board also takes the company's financial and working capital condition into account in its compensation decisions. Accordingly, from time to time the Company may defer payment of cash payment. The board may reassess the proper weighting of equity and cash compensation in light of the company's improved working capital situation.

Role of Executive Officers in Compensation Decisions

The board makes all compensation decisions for the named executive officers and approves recommendations regarding equity awards to all of our officers. Decisions regarding the non-equity compensation of other officers are made by the Chief Executive Officer.

The board and the Chief Executive Officer annually review the performance of each named executive officer (other than the Chief Executive Officer, whose performance is reviewed only by the board). The conclusions reached and recommendations based on these reviews, including with respect to salary adjustments and annual award amounts, are presented to the board. The board can exercise its discretion in modifying any recommended adjustments or awards to executives.

Setting Executive Compensation

Based on the foregoing objectives, the board has structured the Company's annual cash and non-cash executive compensation to motivate executives to achieve the business goals set by the Company, to reward the executives for achieving such goals, and to retain the executives. In doing so, the board historically has not employed outside compensation consultants. The board set compensation for our executive officers at levels targeted at or around the average of the compensation amounts provided to executives at comparable companies considering, for each individual, their individual experience level related to their position with us. There is no pre-established policy or target for the allocation between cash and non-cash incentive compensation.

2006 Executive Compensation Components

For 2006, the principal components of compensation for the named executive officers were:

- Consulting fee;
- stock-based compensation.

Consulting Fee

The Company provides named executive officers with consulting to compensate them for services rendered during the fiscal year. Consulting fee ranges for the named executive officers are determined for each executive based on his or her position and responsibility.

During its review of consulting fees for executives, the board primarily considers:

- the negotiated terms of each executive agreement;
- internal review of the executive's compensation, both individually and relative to other executive officers; and
- individual performance of the executive.

Consulting Fee levels are typically considered annually as part of the company's performance review process, as well as upon a change in job responsibility. Merit-based increases to fees are based on the board's assessment of the individual's performance. Consulting fees for the named executive officers in 2006 have been decreased from the consulting fees in effect during the prior year considering the Company's financial results, cash position and each individual's contribution and performance.

Stock-Based Compensation

As indicated above, the board also aims to encourage the company's executive officers to focus on long-term company performance by allocating to them stock options. In 2006, the board granted to Mr. Peter Wang and Mr. Ya Li, respectively, options to purchase 300,000 shares and 250,000 shares of our common stock at an exercise price of $0.52 per share, which equaled the closing market price on the date of grant. The option vests monthly over a year, provided that Mr. Wang and Mr. Li continue in our employ through such monthly vesting periods.

Ownership Guidelines

The board has no requirement that each named executive officer maintain a minimum ownership interest in our company.

Our stock-based compensation consists of the grant of stock options to our named executive officers. The stock option program assists the company to:

- establish the link between the creation of stockholder value and long-term executive incentive compensation;
- provide an opportunity for increased equity ownership by executives;
- maintain competitive levels of total compensation.

We normally grant stock options to new executive officers when they join our company based upon their position with us and their relevant prior experience. Vesting and exercise rights cease upon termination of employment, except in the case of death (subject to a one-year limitation), disability or retirement. Prior to the exercise of an option, the holder has no rights as a stockholder with respect to the shares subject to such option, including voting rights and the right to receive dividends or dividend equivalents. On an annual basis, the board assesses the appropriate individual and corporate goals for our new executives and may provide additional option grants based upon the achievement by the new executives of both individual and corporate goals. We expect that we will continue to provide new employees with initial option grants in the future to provide long-term compensation incentives and will continue to rely on performance-based and retention grants to provide additional incentives for current employees.

It is our policy to award stock options at an exercise price equal to the OTC Bullet Board's closing price of our common stock on the date of the grant. For purposes of determining the exercise price of stock options, the grant date is deemed to be the date on which the board approves the stock option grant.

We have no program, practice or plan to grant stock options to our executive officers, including new executive officers, in coordination with the release of material nonpublic information. We also have not timed the release of material nonpublic information for the purpose of affecting the value of stock options or other compensation to our executive officers, and we have no plan to do so.

In light of recent changes to the SEC's rules regarding executive compensation disclosure, during 2007 we intend to consider whether it may be advisable to adopt formal policies and procedures regarding the grant of stock options.

Tax and Accounting Implications

Deductibility of Executive Compensation

As part of its role, the board reviews and considers the deductibility of executive compensation under Section 162(m) of the Internal Revenue Code, which provides that corporations may not deduct compensation of more than $1,000,000 that is paid to certain individuals. We believe that compensation paid to our executive officers generally is fully deductible for federal income tax purposes.

Accounting for Share-Based Compensation

Beginning on January 1, 2006, the company began accounting for share-based compensation in accordance with the requirements of FASB Statement 123(R). This accounting treatment has not significantly affected our compensation decisions. The board takes into consideration the tax consequences of compensation to the named executive officers, but tax considerations are not a significant part of the company's compensation policy.

Board Committee Interlocks and Insider Participation in Compensation Decisions

There are no "interlocks," as defined by the SEC, with respect to any member of the board. Peter Wang, Ya Li and Charles Xue, are the current members of the Board of Directors.

Board Committee Report

The entire Board of Directors has reviewed and discussed with management the "Compensation Discussion and Analysis" required by Item 402(b) of Regulation S-K and, based on such review and discussions, has recommended that the foregoing "Compensation Discussion and Analysis" be included in this Proxy Statement.

Peter Wang, Chairman and CEO	Ya Li, CFO (during fiscal 2006)	Charles Xue

Summary Compensation Table

The following table presents summary information concerning all compensation paid or accrued by us for services rendered in all capacities during 2006 by Mr. Peter Wang and Mr. Ya Li, who are the only individuals who served as our principal executive and financial officers during the year ended December 31, 2006. No other executive officer received compensation in excess of $100,000 for the fiscal year then ended.

Summary Compensation Table

Name and Position	Year	Salary ($)	Bonus ($)	Option Awards ($) (1)	Total ($)
Peter Wang Chairman and Chief Executive Officer	2006	50,000	0	61,300	111,300
Ya Li Chief Financial Officer (during 2006)	2006	0	0	51,084	51,084

(1) The values shown in this column represent the grant date fair values of stock options awarded under our 2005 Equity Compensation Plan, determined in accordance with SFAS 123(R).

2006 Grants of Stock Options

In 2006, we granted stock options to our named executive officers under our 2005 Equity Compensation Plan as follows:

2006 Grants of Stock Options

Name	Grant Date	All Other Option Awards (# of Shares)	Exercise Price of Option Awards ($/Sh)	Grant Date Fair Value of Option Awards ($)
Peter Wang Chairman and Chief Executive Officer	1/16/2006	300,000	$0.52	$61,300
Ya Li Chief Financial Officer	1/16/2006	250,000	$0.52	$51,084

EQUITY COMPENSATION PLAN INFORMATION

The following table gives information as of December 31, 2006, about the Company's common stock that may be issued upon the exercise of options and rights under the Company's 2003 Non-Statutory Stock Option Plan, the CQCL 2001 Stock Plan, and the Company's 2005 Equity Compensation Plan. These plans were the Company's only equity compensation plans in existence as of December 31, 2006. No options have been granted under the 2003 Non-Statutory Stock Option Plan, and subsequent to December 31, 2004, the Board of Directors terminated the 2003 Non-Statutory Stock Option Plan.

Plan Category	(a) Number Of Securities To Be Issued Upon Exercise Of Outstanding Options, Warrants and Rights	(b) Weighted-Average Exercise Price Of Outstanding Options, Warrants and Rights	(c) Number of Securities Remaining Available For Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected In Column (a))
Equity Compensation Plans Approved by Stockholders............	2,701,000 (1)	$0.52	5,799,000 (2)
Equity Compensation Plans Not Approved by Stockholders........	3,712,115 (3)	$0.20	— (4)
TOTAL	6,413,115	$0.33	5,799,000

(1) On April 12, 2007, the Company granted 3,199,405 options under the 2005 Equity Compensation Plan, to purchase shares of common stock at an exercise price of $0.14, to officers, employees and consultants of the Company.

(2) Represents shares of common stock that remain available for future issuance under 2005 Equity Compensation Plan.

(3) Represents shares of our common stock issuable upon exercise of options to purchase CQCL ordinary shares that we assumed as a result of our acquisition of CQCL in June 2004. 554,569 shares were cancelled or expired in 2005.

(4) After the 2005 Equity Compensation Plan was approved by shareholders, no additional options to purchase shares of common stock will be granted under the CQCL 2001 Stock Plan.

Description of the CQCL 2001 Stock Plan

Adoption and Shares Reserved. Our board of directors approved the assumption of the CQCL 2001 Stock Plan in August 2004 in connection with our acquisition of CQCL. The 2001 Stock Plan provides for the grant of incentive stock options to our employees, and for the grant of nonstatutory stock options to our employees, directors and consultants.

The 2001 Stock Plan provides that the maximum aggregate number of shares that may be subject to option and sold pursuant to the plan is 11,557,488 shares. We are required to reserve and keep available such number of shares to satisfy the requirements of the plan.

Administration. Our board of directors administers the 2001 plan. The administrator has the power to determine the fair market value of the shares, select the employees, directors or consultants to whom options are to be granted, the terms of the options granted, including the exercise price, the number of shares covered by each option, form of consideration, terms of exercisability of the options and vesting acceleration or waiver of forfeiture restrictions.

Exercise Price. The administrator determines the exercise price of options granted under the 2001 plan, subject to the following requirements: (i) the exercise price of incentive stock options shall be no less than 100% of the fair market value per share, and for incentive stock options granted to employees who own greater than 10% of the voting power of all classes of our stock, the exercise price shall be no less than 110% of the fair market value per share; and (ii) the exercise price of nonstatutory stock options shall be no less than 85% of the fair market value per share, and for nonstatutory stock options granted to employees, directors or consultants who own greater than 10% of the voting power of all classes of stock, the exercise price shall be no less than 110% of the fair market value per share. The exercise price may differ from the above requirements on options issued pursuant to a merger or other corporate transaction. The term of an option may not exceed 10 years from the date of grant, except in the case of incentive stock options granted to employees owning more than 10% of the voting power of all of our classes of stock, in which case the term shall be no more than 5 years.

Termination of Employment. After termination of one of our employees, directors or consultants, that person may exercise an option for the period of time stated in the option agreement. In the case of termination of one of our employees, directors or consultants due to death or disability, the option will remain exercisable for 6 months following the date of termination. In all other cases, in the absence of a period of time in the option agreement, to the extent the option is vested the option will remain exercisable for 30 days following the date of termination. To the extent that an option is not exercised within the applicable time period, the unexercised option is reverted to the plan. If on the date of termination, the option is not fully vested, the unvested portion of the option is reverted to the plan.

Non-Transferability of Options. Our 2001 plan generally does not allow for the transfer of options, except by will or the laws of descent, and only the holder of an option may exercise the option during the holder's lifetime.

Adjustments upon Merger or Asset Sale. Our 2001 plan provides that the Administrator may allow holders to exercise options in the event of a proposed dissolution or liquidation of the company. The plan also provides that if we merge with another corporation, sell all or substantially all of our assets, the successor corporation will assume or provide a substitute for each option. If the outstanding options are not assumed or substituted, the options shall terminate as of the date of the merger or asset sale.

Amendment and Termination. Our 2001 plan will automatically terminate ten years from the effective date of the plan or the latest Board approval of an increase in the number of shares reserved for issuance under the plan, unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate the plan provided it does not adversely affect any option previously granted under it.

Description of the 2005 Equity Compensation Plan

Administration. The 2005 Plan will be administered by the Board of Directors and charged with administration of the 2005 Plan. The board may grant options to purchase shares of the Company's common stock, stock purchase rights and restricted or unrestricted stock awards ("awards") of shares of common stock to eligible employees, directors and consultants, determine the terms and conditions of each option, stock purchase right or award and adopt, amend and rescind rules and regulations for the administration of the 2005 Plan. No options, stock purchase rights or awards may be made under the Plan after April 14, 2015, but the 2005 Plan shall continue thereafter while previously granted options, stock purchase rights or awards remain subject to the 2005 Plan.

Employees, Directors and Consultants Eligible to Receive Options or Awards Under the 2005 Plan. Persons eligible to receive options, stock purchase rights or awards under the 2005 Plan are those employees, directors and consultants of the Company and its subsidiaries who, in the opinion of the board, are in a position to make a significant contribution to our success.

Shares Subject to the 2005 Plan. Subject to adjustments set forth in the 2005 Plan, the aggregate number of shares of common stock available for issuance in connection with options granted under the 2005 Plan will be 8,500,000, subject to customary adjustments for stock splits, stock dividends or similar transactions. If any option granted under the 2005 Plan terminates without having been exercised in full or if any award is forfeited, the number of shares of common stock as to which such option or award was forfeited shall be available for future grants within certain limits under the 2005 Plan. No director, employee or consultant may receive awards of or relating to more than 4,000,000 shares of the Company's common stock in the aggregate in any year.

Terms and Conditions of Options. The board determines the exercise price of options granted under the 2005 Plan. The exercise price of incentive stock options, however, must be at least equal to the fair market value per share of common stock (or 110% of fair market value in the case of incentive options granted to a ten-percent stockholder) issuable upon exercise of the option at the time the incentive option was granted. No option may be exercisable for more than ten years (five years in the case of an incentive option granted to a ten-percent stockholder) from the date of grant. Options issued under the 2005 Plan will be exercisable at such time or times as the board prescribes at the time of grant. Unless otherwise determined by the board, options will generally be exercisable as to 12.5% of the shares of common stock underlying such option 6th months after the date of grant and as to 1/42 of the remaining shares subject to the option each month thereafter.

Generally, the option price may be paid (a) in cash or by certified check, bank draft or money order, (b) through delivery of shares of common stock having a fair market value equal to the purchase price, or (c) a combination of these methods. The board is also authorized to establish a cashless exercise program.

No option may be transferred other than by will or by the laws of descent and distribution, and during a recipient's lifetime an option may be exercised only by the recipient. Unless otherwise determined by the board, options that are exercisable at the time of a recipient's termination of service with the Company will continue to be exercisable for three months (twelve months if the optionee terminates service due to death or disability).

Terms and Conditions of Stock Purchase Rights. Stock purchase rights may be issued either alone, or in tandem with, options or other awards under the 2005 Plan. A stock purchase right allows a recipient to purchase a share of common stock at a price determined by the board. The Company will have the right to repurchase the shares of common stock that are the subject to the award upon the recipient's termination of service. Unless otherwise determined by the board, the Company's right of repurchase will lapse as to 12.5% of the purchased shares 6 months after the date of grant and will lapse as to 1/42 of the remaining purchased shares each month thereafter.

Terms and Conditions of Restricted Stock Awards. The board may also grant a restricted stock award to any eligible employee, director or consultant. Under a restricted stock award, shares of common stock that are the subject of the award are generally subject to forfeiture to the extent that the recipient terminates service with the Company prior to the award having vested. Unless otherwise determined by the board, 12.5% of the shares subject to a restricted stock award will vest 6 months after the date of grant and as to 1/42 of the remaining shares each month thereafter. Unless otherwise determined by the board, holders of restricted shares will have the right to vote such shares and to receive any cash dividends with respect thereto during the restriction period. Any stock dividends will be subject to the same restrictions as the underlying shares of restricted stock.

Terms and Conditions of Unrestricted Stock Awards. The board may grant unrestricted stock awards to any eligible employee, director or consultant. Unrestricted shares do not require any payment by the recipient and are not subject to forfeiture.

In the event of a consolidation or merger in which the Company is not the surviving corporation or which results in the acquisition of substantially all the Company's outstanding stock by a single person or entity or by a group of persons and/or entities acting in concert, or in the event of the sale or transfer of substantially all the Company's assets, the 2005 Plan provides that all outstanding options will become exercisable, unless the successor entity assumes such options, and that the Company's right of repurchase with respect to shares covered by all outstanding stock purchase rights and all restrictions with respect to restricted stock awards will lapse.

The Board may at any time amend the 2005 Plan for the purpose of satisfying the requirements of the Internal Revenue Code of 1986, as amended (the "Code"), or other applicable law or regulation or for any other legal purpose, provided that, without the consent of our stockholders, the Board may not (a) increase the number of shares of common stock available under the 2005 Plan, (b) change the group of individuals eligible to receive options and/or purchase grants, or (c) extend the term of the 2005 Plan.

Holdings of Previously Awarded Stock Options

Stock option awards held as of December 31, 2006 by each of our named executive officers were issued under our 2001 Stock Plan and 2005 Equity Compensation Plan. The following table sets forth outstanding stock option awards held by our named executive officers as of December 31, 2006:

2006 Outstanding Stock Option Awards at Fiscal Year-End

	Option Awards			
Name	Number of Securities Underlying Unexercised Options(#)		Option Exercise Price	Option Expiration
	Exercisable	Unexercisable	($)	Date
Peter Wang	662,700		0.20	5/3/07
Chairman and Chief Executive Officer	300,000		0.52	1/23/16
Ya Li	662,700		0.20	5/3/12
Chief Financial Officer	250,000		0.52	1/23/16

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT, AND CHANGE-IN-CONTROL

On April 12, 2007, the Board of Directors of China Biopharma, Inc., appointed John Murray and Qiumeng Wang, respectively, as its new Chief Financial Officer and new Chief Operating Officer. There is no employment contract for Mr. Murray and Mr. Wang's appointment.

INDEMNIFICATION

The Company's Certificate of Incorporation limits the liability of its directors for monetary damages arising from a breach of their fiduciary duty as directors, except to the extent otherwise required by the General Corporation Law of the State of Delaware. Such limitation of liability does not affect the availability of equitable remedies such as injunctive relief or rescission.

The Company's Certificate of Incorporation provides that the Company shall indemnify its directors and officers to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware, including in circumstances in which indemnification is otherwise discretionary under Delaware law.

COMPENSATION OF DIRECTORS

Directors do not receive cash compensation from us for the services they provide as directors, although all of the Company's directors are reimbursed for out-of-pocket expenses relating to attendance at board meetings.

The following table sets forth the compensation paid to our directors other than our named executive officers for 2006:

Director Compensation Table

Name	Fees Earned or Paid in Cash ($)	Option Awards ($) (1)	All other compensation ($)	Total ($)
Charles Xue	--	51,084	--	51,084

(1) Charles Xue, the Company's only independent director, received a stock option grant of 250,000 shares in January 2006 at an exercise price of $0.52 per share, all of which have been vested to date.

BUSINESS RELATIONSHIPS AND RELATED TRANSACTIONS

Since January 1, 2006, there has not been nor is there proposed any transaction or series of similar transactions to which we were or are to be a party in which:

- The amount involved exceeds $60,000; and
- In which any director, executive officer, holder of more than 5% of our common stock or any member of the immediate family of any of these persons had or will have a direct or indirect material interest other than:
  - compensation agreements and other arrangements, that are described where required under "Executive Compensation;"

MISCELLANEOUS

2008 STOCKHOLDER PROPOSALS

Rule 14a-4 of the SEC proxy rules allows the Company to use discretionary voting authority to vote on matters coming before an annual meeting of stockholders if the Company does not have notice of the matter at least 45 days before the date corresponding to the date on which the Company first mailed its proxy materials for the prior year's annual meeting of stockholders or the date specified by an overriding advance notice provision in the Company's By-Laws. The Company's By-Laws do not contain such an advance notice provision. For the Company's 2008 Annual Meeting of Stockholders, stockholders must submit such written notice to the Secretary of the Company on or before March 1, 2008. Stockholders of the Company wishing to include proposals in the proxy material for the 2008 Annual Meeting of Stockholders must submit the same in writing so as to be received by George Ji, the Secretary of the Company on or before December 16, 2007. Such proposals must also meet the other requirements of the rules of the SEC relating to stockholder proposals.

OTHER BUSINESS

Management is not aware of any matters to be presented for action at the Annual Meeting, except matters discussed in the Proxy Statement. If any other matters properly come before the meeting, it is intended that the shares represented by proxies will be voted in accordance with the judgment of the persons voting the proxies.

COMPLIANCE WITH SECTION 16(a) OF EXCHANGE ACT

Based on the Company's review of copies of Forms 3, 4 and 5 filed with the Securities and Exchange Commission (the "SEC") or written representations from certain reporting persons, we believe that during fiscal year 2006, all officers, directors, and greater than ten-percent beneficial owners timely complied with the applicable filing requirements of Section 16(a) of the Securities Exchange Act of 1934.

WHERE YOU CAN FIND MORE INFORMATION

We file annual and quarterly reports, proxy statements and other information with the SEC. Stockholders may read and copy any reports, statements or other information that we file at the SEC's public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. Our public filings are also available from commercial document retrieval services and at the Internet Web site maintained by the SEC at http://www.sec.gov. The Company's annual report to shareholders was mailed along with this proxy statement.

By Order of the Board of Directors

/s/ George Ji

Name: George Ji
Title: Secretary

April 30, 2007

END